Exhibit 2.1

Highly Confidential

AGREEMENT AND PLAN OF MERGER

among

MIRACLE NOVA II (US), LLC,

MIRACLE NOVA III (US), INC.

and

MEADOWBROOK INSURANCE GROUP, INC.

Dated as of December 30, 2014

i

Annex I	Defined Terms
Exhibit A	Form of Articles of incorporation of the Surviving Corporation

AGREEMENT AND PLAN OF MERGER, dated as of December 30, 2014 (this “Agreement”), is made by and among Miracle Nova II (US), LLC, a Delaware limited liability company (“Parent”), Miracle Nova III (US), Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Sub”), and Meadowbrook Insurance Group, Inc., a Michigan corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Annex I and other capitalized terms used in this Agreement are defined in the Sections where such terms first appear.

RECITALS

WHEREAS, the respective boards of directors of Parent, Sub and the Company have each approved the merger of Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Michigan Business Corporations Act (the “MBCA”), whereby each issued and outstanding share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), other than Dissenting Shares and shares of Company Common Stock owned of record by Parent, Sub, the Company or any of their respective Subsidiaries, will be converted into the right to receive the Merger Consideration;

WHEREAS, the board of directors of each of the Company, Parent and Sub have (a) determined that this Agreement and the Merger are advisable and in the best interests of such corporation and its shareholders and (b) adopted this Agreement;

WHEREAS, the Company Board has unanimously (with respect to all members of the Company Board present) recommended that its shareholders approve this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, Fosun International Limited (the “Guarantor”), (a) is entering into a guarantee in favor of the Company pursuant to which Guarantor is guaranteeing the performance and payment of Parent’s and Sub’s obligations under this Agreement (the “Guarantee”) and (b) has delivered the Equity Commitment Agreement (as defined below) to the Company; and

WHEREAS, each of Parent, Sub and the Company desires to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants and subject to the conditions set forth herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.01 The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the MBCA, at the Effective Time, Sub shall be merged with and into the Company, whereupon the separate existence of Sub shall cease, and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and shall succeed to and assume all the rights and obligations of Sub and the Company in accordance with the MBCA, as a wholly-owned Subsidiary of Parent.

Section 1.02 Closing. The closing of the Merger (the “Closing”) will take place at 10:00 a.m. (central prevailing time) on the third Business Day after the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of such conditions) at the offices of Sidley Austin LLP, One South Dearborn Street, Chicago, Illinois 60603, unless another time, date or place is agreed to in writing by the parties hereto. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.03 Effective Time. Concurrently with the Closing, the Company shall file a certificate of merger with respect to the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Michigan in such form as required by, and executed in accordance with, the applicable provisions of the MBCA. The Merger shall become effective on the date and time at which the Certificate of Merger has been duly filed with the Secretary of State of the State of Michigan or at such other date and time as is agreed between the parties and specified in the Certificate of Merger (such date and time, the “Effective Time”).

Section 1.04 Organizational Documents, Directors and Officers of the Surviving Corporation.

(a) Organizational Documents. At the Effective Time (i) the articles of incorporation of the Surviving Corporation, as in effect immediately prior to the Effective Time, shall be amended and restated as set forth in Exhibit A until, subject to Section 5.09, thereafter amended in accordance with applicable Law and the applicable provisions of the articles of incorporation and by-laws of the Surviving Corporation, and (ii) subject to Section 5.09, the by-laws of Sub, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation (except that references to the name of Sub shall be replaced by references to the name of the Surviving Corporation) until thereafter amended in accordance with applicable Law and the applicable provisions of the articles of incorporation and by-laws of the Surviving Corporation.

(b) Directors. Subject to applicable Law, the board of directors of the Surviving Corporation effective as of, and immediately following, the Effective Time shall consist of the members of the board of directors of Sub immediately prior to the Effective Time, each to hold office in accordance with the articles of incorporation and by-laws of the Surviving Corporation.

(c) Officers. From and after the Effective Time, the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and by-laws of the Surviving Corporation.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.01 Conversion of Securities.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Sub, the Company or the holders of any capital stock of the Company or Sub:

(i) Conversion of Company Common Stock. Each share of Company Common Stock, including Restricted Stock, (each, a “Share” and collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time, other than Shares to be cancelled in accordance with Section 2.01(a)(ii), and other than Dissenting Shares, shall automatically be converted into the right to receive $8.65 in cash, without interest (the “Merger Consideration”), and all of such Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate (a “Certificate”) or non-certificated Share represented by book-entry (“Book-Entry Shares”) that formerly represented any of the Shares (other than Shares to be cancelled in accordance with Section 2.01(a)(ii) and other than Dissenting Shares) shall thereafter represent only the right to receive the Merger Consideration.

(ii) Cancellation of Company-Owned Shares and Parent-Owned Shares. All Shares that are held in the treasury of the Company or owned of record by any Company Subsidiary, and all Shares owned of record by Parent, Sub or any of their respective Subsidiaries, shall be cancelled and shall cease to exist, with no payment being made with respect thereto.

(iii) Capital Stock of Sub. Each issued and outstanding share of capital stock of Sub shall be automatically converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Merger Consideration Adjustment. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, the number of outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date and payment date within said period, the Merger Consideration shall be appropriately adjusted to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to such event.

Section 2.02 Exchange of Certificates; Payment for Shares.

(a) Paying Agent. At or prior to the Effective Time, Parent shall deposit with a U.S.-based nationally recognized financial institution designated by Parent and reasonably acceptable to the Company (the “Paying Agent”), for the benefit of the holders of Shares, a cash amount in immediately available funds equal to the Aggregate Merger Consideration (the “Exchange Fund”). For purposes of determining the aggregate amount to be so deposited, Parent shall assume that no shareholder of the Company shall perfect any right to appraisal of his, her or its Shares. In the event the Exchange Fund shall be insufficient to make the payments contemplated by Section 2.01(a)(i), Parent shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount sufficient to make such payments. Funds made available to the Paying Agent shall be invested by the Paying Agent, as directed by Parent, in short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the United States of America with maturities of no more than 30 days, pending payment thereof by the Paying Agent to the holders of Shares pursuant to this Article II; provided that no investment of such deposited funds shall relieve Parent, the Surviving Corporation or the Paying Agent from promptly making the payments required by this Article II, and following any losses from any such investment, Parent shall promptly provide additional funds to the Paying Agent, for the benefit of the holders of Shares, in the amount of such losses, which additional funds will be held and disbursed in the same manner as funds initially deposited with the Paying Agent for payment of the Aggregate Merger Consideration. Any interest or income produced by such investments will be payable to Sub or Parent, as Parent directs. Parent shall direct the Paying Agent to hold the Exchange Fund for the benefit of the former holders of Company Common Stock and to make payments from the Exchange Fund in accordance with Section 2.02(b). The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 2.02(b), except as expressly provided for in this Agreement.

(b) Procedures for Surrender. As promptly as practicable after the Effective Time and in any event not later than the second Business Day thereafter, Parent shall cause the Paying Agent to mail to each holder of record of a Certificate or Book-Entry Shares, in each case whose Shares were converted into the right to receive the Merger Consideration at the Effective Time pursuant to this Agreement: (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof in accordance with Section 2.02(e)) to the Paying Agent, and shall otherwise be in such form and have such other provisions as Parent may reasonably specify after consultation with the Company; and (ii) instructions for effecting the surrender of the Certificates or Book-Entry Shares in exchange for payment of the Merger Consideration. Upon surrender of Certificates (or affidavits of loss in lieu thereof in accordance with Section 2.02(e)) for cancellation to the Paying Agent, if applicable, and upon delivery of a letter of transmittal, duly executed and in proper form, with respect to such Certificates or Book-Entry Shares, the registered holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the portion of the Aggregate Merger Consideration into which the Shares formerly represented by such Certificates or such Book-Entry Shares were converted pursuant to Section 2.01(a)(i), and any Certificates so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made and Merger Consideration may be issued to a person other than the person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and the person requesting such payment shall either pay to the Paying Agent any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate so surrendered, or shall establish to the reasonable satisfaction of the Paying Agent that such Taxes either have been paid or are not required to be paid. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the person in whose name such Book-Entry Shares are registered. No interest shall be paid or accrue on any portion of the Merger Consideration payable upon surrender of any Certificate or Book-Entry Share (or affidavits of loss in lieu thereof in accordance with Section 2.02(e)).

(c) Transfer Books; No Further Ownership Rights in Shares. As of the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. The Merger

Consideration paid in accordance with the terms of this Article II upon surrender of any Shares shall be deemed to have been paid in full satisfaction of all rights pertaining to such Shares. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d) Termination of Exchange Fund; Abandoned Property; No Liability. At any time following the first anniversary of the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any portion of the Exchange Fund (including any interest received with respect thereto) not disbursed to holders of Shares, and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Shares and compliance with the procedures set forth in Section 2.02(b), without interest. Notwithstanding the foregoing, none of Parent, the Surviving Corporation or the Paying Agent shall be liable to any holder of a Share for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit (in form and substance reasonably acceptable to the Paying Agent or the Surviving Corporation, as applicable) of that fact by the person claiming such Certificate to be lost, stolen or destroyed, the Paying Agent or the Surviving Corporation, as applicable, shall issue in exchange for such lost, stolen or destroyed Certificates the portion of the Aggregate Merger Consideration into which the Shares formerly represented by such Certificate were converted pursuant to Section 2.01(a)(i); provided, however, that the Paying Agent may, in its reasonable discretion and as a condition precedent to the payment of such Merger Consideration, require the owner of such lost, stolen or destroyed Certificate to provide a bond in a customary amount.

(f) Paying Agent Fees. Parent and the Company shall each bear one-half of the Paying Agent’s fees and costs in connection with the Paying Agent’s services contemplated under this Section 2.02.

Section 2.03 Treatment of Restricted Stock and Equity Plans.

(a) Treatment of Restricted Stock. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt appropriate resolutions to provide that, immediately prior to the Effective Time, each outstanding award of Shares subject to forfeiture restrictions or other restrictions (“Restricted Stock”) granted pursuant to a Company Stock Plan shall vest in full and all restrictions (including forfeiture restrictions) otherwise applicable to such vested Shares shall lapse.

(b) Termination of Company Stock Plans. As of the Effective Time, all Company Stock Plans shall terminate, and no Restricted Stock or other rights with respect to Shares shall be granted thereunder.

Section 2.04 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, any issued and outstanding Shares held by a person (a “Dissenting Shareholder”) who has not voted in favor of or consented to the approval of this Agreement and has complied with all the provisions of the MBCA concerning the right of holders of Shares to require appraisal of their Shares (“Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration as described in Section 2.01(a)(i), but shall become the right to receive such consideration as may be determined to be due to such Dissenting Shareholder pursuant to the procedures set forth in Section 450.1762 of the MBCA. If such Dissenting Shareholder withdraws its demand for appraisal or fails to perfect or otherwise loses its right of appraisal, in any case pursuant to the MBCA, its Shares shall be deemed to be converted as of the Effective Time into the right to receive the Merger Consideration for each such Share, without interest. The Company shall give Parent prompt notice of any demands for appraisal of Shares received by the Company, withdrawals of such demands and any other instruments served on the Company pursuant to Section 450.1762 of the MBCA. The Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the Company SEC Documents publicly filed at least two days prior to the date of this Agreement and after January 1, 2012, other than disclosures in the “Risk Factors” or “Forward-Looking Statements” sections of such filings or similar forward-looking statements contained therein that are cautionary in nature (without giving effect to any amendment to any such documents filed on or after the date that is two days prior to the date hereof) or (b) as disclosed in the separate disclosure letter which has been delivered by the Company to Parent prior to the execution of this Agreement, including the documents attached to, or incorporated by reference in, such disclosure letter (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall also be deemed to be disclosed with respect to any other section or subsection in this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure), the Company hereby represents and warrants to Parent and Sub as follows:

Section 3.01 Organization and Qualification; Subsidiaries.

(a) The Company and each Company Subsidiary is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization. The Company and each Company Subsidiary has requisite corporate (or other form of legal entity, as the case may be) power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. The Company and each Company Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) The Company has made available to Parent true and complete copies of (i) the Amended and Restated Articles of Incorporation, as amended, of the Company (the “Company Charter”), and (ii) the Amended and Restated By-laws of the Company (the “Company By-laws”), each as in effect as of the date hereof. Each of the Company Charter and the Company By-laws is in full force and effect, and the Company is not in violation of any of the provisions of such documents.

(c) Section 3.01 of the Company Disclosure Letter sets forth a true and complete list of all Company Subsidiaries, including each Company Subsidiary that, as of the date hereof, is a significant subsidiary (as such term is defined in Rule 12b-2 under the Exchange Act) of the Company (each a “Significant Subsidiary”), together with its jurisdiction of incorporation or organization and the percentage of capital stock or other equity interest held by any person other than the Company or another Company Subsidiary.

Section 3.02 Capitalization.

(a) The authorized capital stock of the Company consists of 75,000,000 shares of Company Common Stock and 1,000,000 shares of the Company’s preferred stock (the “Company Preferred Stock”). As of the close of business on December 29, 2014 (the “Specified Date”), (i) 50,093,678 shares of Company Common Stock (including 222,942 shares of Restricted Stock, none of which are performance-based assuming a target level of performance) were issued and outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable, and free of preemptive rights, (ii) no shares of Company Preferred Stock were issued and outstanding, and (iii) no shares of Company Common Stock were held in treasury.

(b) As of the close of business on the Specified Date, the Company had no shares of Company Common Stock or Company Preferred Stock reserved for issuance, except for 2,321,854 shares of Company Common Stock reserved for issuance pursuant to the Company Stock Plans.

(c) Section 3.02(c) of the Company Disclosure Letter contains a correct and complete list as of the Specified Date of outstanding shares of Restricted Stock, including for each award (as applicable) the holder (the specific identity of whom may be redacted to the extent required by applicable Law), number of Shares, the applicable Company Stock Plan, grant date, and expiration date.

(d) As of the date hereof, except for Restricted Stock referred to in Section 3.02(a), Section 3.02(b) and Section 3.02(c) and the related award agreements, there are no outstanding or existing (i) options, warrants, calls, subscriptions, agreements, obligations or other rights, convertible or exchangeable securities, agreements or commitments of any character to which the Company or any of the Company Subsidiaries is a party obligating the Company or any of the Company Subsidiaries to issue, transfer or sell any shares of capital stock or other equity interest in the Company or any of the Company Subsidiaries, or securities convertible into or exchangeable for such shares, or equity interests relating to or based on the value of the equity securities of the Company or any Company Subsidiary, (ii) obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any capital stock or equity securities of the Company or any of the Company Subsidiaries, or (iii) voting trusts or similar agreements to which the Company is a party with respect to the voting of the capital stock of the Company. Since the close of business on the Specified Date through the date hereof, the Company has not issued any shares of Company Common Stock or other class of equity security (other than Restricted Stock issued in accordance with a Company Stock Plan).

(e) Except as set forth on Section 3.02(e) of the Company Disclosure Letter, there are no outstanding bonds, debentures, notes or other Indebtedness of the Company or any Company Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which shareholders of the Company or any Company Subsidiary may vote.

(f) The Company or another Company Subsidiary owns, directly or indirectly, all (100%) of the issued and outstanding shares of capital stock or other equity securities of each of the Company Subsidiaries other than those set forth on Section 3.02(f) of the Company Disclosure Letter, free and clear of any Liens (other than transfer and other restrictions under applicable federal and state securities Laws or applicable foreign Laws), and all of such outstanding shares of capital stock or other equity securities have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except for (x) equity securities in the Company Subsidiaries, (y) securities in any publicly traded company held for investment by the Company or any of the Company Subsidiaries and consisting of less than 1% of the outstanding capital stock of such company and (z) as set forth in Section 3.02(f) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary owns, directly or indirectly, any equity security in any person, or has any obligation to acquire any such equity security, or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary or any other person. As of the date hereof, there are no accrued and unpaid dividends with respect to any outstanding Shares.

Section 3.03 Authority.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to approval by the Company’s shareholders of this Agreement, to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company Board and, other than the Company Shareholder Approval and filing the Certificate of Merger with the Secretary of State of the State of Michigan, no additional corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance by the Company of this Agreement or the consummation by the Company of the Merger and the other transactions contemplated hereby. This Agreement has been, and any other agreements or instruments to be delivered pursuant hereto by the Company at the Closing will be, duly and validly executed and delivered by the Company and (assuming the due authorization, execution and delivery of this Agreement by Parent and Sub) this Agreement constitutes, and when executed and delivered such other agreements or instruments will constitute, the valid and legally binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability (i) may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws of general application, now or hereafter in effect, affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b) The Company Board has unanimously (with respect to all members of the Company Board present) (i) adopted and declared advisable this Agreement and the Merger and the consummation by the Company of the Merger and the other transactions contemplated hereby, (ii) approved the execution, delivery and performance of this Agreement and, subject to receiving the Company Shareholder Approval, the consummation by the Company of the Merger and the other transactions contemplated hereby, including the Merger, (iii) determined that this Agreement and the Merger and the other transactions contemplated hereby, including the Merger, are in the best interests of the Company and its shareholders, (iv) directed that this Agreement be submitted to the shareholders of the Company for their approval and (v) resolved to recommend the approval of this Agreement by the shareholders of the Company, in each case, by resolutions duly adopted, which resolutions, subject to Section 5.03, have not been subsequently rescinded, withdrawn or modified in a manner adverse to Parent.

Section 3.04 No Conflict; Required Filings and Consents.

(a) None of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the Merger and the other transactions contemplated by this Agreement will: (i) subject to obtaining the Company Shareholder Approval, conflict with or violate any provision of the Company Charter or Company By-laws or any equivalent organizational or governing documents of any Company Subsidiary; (ii) assuming that all consents, approvals and authorizations described in Section 3.04(b) have been obtained and all filings and notifications described in Section 3.04(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any Company Subsidiary or any of their respective properties or assets; or (iii) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a change of control that results in a default or any right of termination or consent under (with or without notice or lapse of time, or both), or result in termination or give to others any right of termination, vesting, amendment, additional or increased payment, acceleration or cancellation of, or increase in any benefits or obligations under, or result in the creation of a Lien (other than a Permitted Lien) upon any of the respective properties or assets of the Company or any Company Subsidiary pursuant to, any Company Material Contract or any Company Permit, except, with respect to clauses “(ii)” and “(iii)”, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (the “Required Consents”).

(b) None of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the Merger and the other transactions contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity with respect to the Company or any Company Subsidiary or any of their respective properties or assets, other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Michigan, (ii) the filing of a premerger notification and report form under the HSR Act and the receipt, termination or expiration, as applicable, of waivers, consents, approvals, waiting periods or agreements required under the HSR Act or any other applicable U.S. or foreign competition, antitrust, merger control or investment Laws (together with the HSR Act, “Antitrust Laws”), (iii) compliance with the applicable requirements of the Exchange Act, (iv) filings as may be required under the rules and regulations of NYSE, (v) the filing of an application for the approval of a Statement Regarding the Acquisition of Control, or “Form A” statement, with receipt of the approval of, the Insurance Regulator of the States of California, Michigan, Missouri, Ohio and of Washington, D.C., (vi) compliance with any applicable international, federal or state securities or “blue sky” Laws; and (vii) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Entity would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.05 Permits; Compliance with Laws.

(a) The Company and each Company Subsidiary is in possession of all authorizations, licenses, permits, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Entity (each, a “Permit”) necessary for the Company and each Company Subsidiary to own, lease and operate its properties and assets, and to carry on and operate its businesses as currently conducted (the “Company Permits”), and all such Company Permits are in full force and effect, except where the failure to have, or the failure to be in full force and effect of, any Company Permits would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each Permit is valid and in full force and effect except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as set forth in Section 3.05(a) of the Company Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) no Company Permit has been revoked, suspended, terminated or materially impaired in any manner since December 31, 2011, and (ii) neither the Company nor any Company Subsidiary is in default or violation, in any respect, of any of the Company Permits. Except as set forth in Section 3.05(a) of the Company Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, none of the Company or any Company Subsidiary, is the subject of any pending or, to the knowledge of the Company, threatened action, suit, claim, dispute or other litigation, legal, administrative or arbitration proceeding or investigation, seeking the revocation, suspension, termination, modification or impairment of any Permit.

(b) Since January 1, 2012, the Company and each of the Company Subsidiaries is and has been in compliance with all Laws (including Insurance Laws relating to the sale, marketing, issuance, cession, administration and underwriting of insurance) applicable to the Company, the Company Subsidiaries and their respective businesses and activities, and with all Orders to which the Company or the Company Subsidiaries are subject, in each case, except for such noncompliance as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as set forth in Section 3.05(b) of the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries has received any written notice since January 1, 2012 from any Governmental Entity (i) of any material administrative, civil or criminal investigation or audit by any Governmental Entity relating to violation of, or non-compliance with, applicable Law by the Company or any of the Company Subsidiaries or (ii) alleging that the Company or any of the Company Subsidiaries are not in compliance with any applicable Law or Order in any material respect, in the case of each of clauses (i) and (ii), that has not been fully resolved.

(c) This Section 3.05 does not relate to the Company SEC Documents or financial statements, which are the subject of Section 3.06; employee benefit matters, which are the subject of Section 3.12; Tax matters, which are the subject of Section 3.14; environmental matters, which are the subject of Section 3.16; or intellectual property matters, which are the subject of Section 3.17.

Section 3.06 Company SEC Documents; Financial Statements.

(a) Since January 1, 2012, the Company has filed with or otherwise furnished to (as applicable) the SEC all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents and related exhibits required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) (such documents and any other documents filed by the Company with the SEC, as have been supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents”). As of their respective filing dates or, if supplemented, modified or amended since the time of filing, as of the date of the most recent supplement, modification or amendment, the Company SEC Documents (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied as to form in all material respects with all applicable requirements of the Exchange Act or the Securities Act, as the case may be, in each case as in effect on the date each such document was filed with or furnished to the SEC. None of the Company Subsidiaries is currently required to file any forms or reports with the SEC. Since January 1, 2012, the Company has been and is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules and regulations of NYSE. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company (including, in each case, any notes thereto) and the consolidated Company Subsidiaries included in or incorporated by reference into the Company SEC Documents (collectively, the “Company Financial Statements”) (x) were, except as may be indicated in the notes thereto, prepared in accordance with GAAP (as in effect on the date of such Company Financial Statement) applied on a consistent basis during the periods involved except, in the case of unaudited statements, for the absence of footnotes and (y) present fairly, in all material respects, the financial position of the Company and the consolidated Company Subsidiaries and the results of their operations and their cash flows as of the dates and for the periods referred to therein (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal year-end adjustments that were not or will not be material in amount or effect).

(b) The Company has delivered, or otherwise made available (including through filings with the SEC) to Parent copies of all comment letters received by the Company from the SEC since January 1, 2013 through the date hereof relating to the Company SEC Documents, together with all written responses of the Company thereto. Except for any review and comment by the SEC relating to the Proxy Statement, as contemplated by Section 5.04, there are no outstanding or unresolved comments in any such comment letters received by the Company from the SEC through the date hereof. To the knowledge of the Company, as of the date hereof, none of the Company SEC Documents is the subject of any ongoing review by the SEC except for any review and comment by the SEC on the Proxy Statement as contemplated by Section 5.04.

(c) Section 3.06(c) of the Company Disclosure Letter sets forth the following statutory statements, in each case together with the exhibits, schedules and notes thereto (collectively, the “Statutory Financial Statements”): (i) the annual statement of each Insurance Subsidiary as of and for the annual periods ended December 31, 2013, in each case as filed with the Insurance Regulator of the jurisdiction of domicile of such Insurance Subsidiary, and (ii) the quarterly statements of each Insurance Subsidiary as of and for the quarterly periods ended March 31, 2014, June 30, 2014 and September 30, 2014, in each case, as filed with the Insurance Regulator of the jurisdiction of domicile of such Insurance Subsidiary. The Statutory Financial Statements have been prepared in accordance in all material respects with the statutory accounting practices prescribed or permitted by the Insurance Regulator of the jurisdiction in which the applicable Insurance Subsidiary is domiciled (“SAP”) and present fairly, in all material respects, in accordance with SAP, the statutory financial position, results of operations, assets, liabilities, capital and surplus, changes in statutory surplus and cash flows of the Insurance Subsidiaries as at the respective dates of, and for the periods referred to therein.

Section 3.07 Information Supplied. The proxy statement to be sent to the Company’s shareholders in connection with the Company Shareholder Meeting (together with any amendments or supplements thereto, the “Proxy Statement”) will not, at the time the Proxy Statement is first mailed to the Company’s shareholders or at the time of the Company Shareholder Meeting, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement, insofar as it relates to the Company or the Company Subsidiaries or other information supplied by the Company for inclusion or incorporation by reference therein, will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder and other applicable Law. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Sub or any of their representatives specifically for inclusion (or incorporation by reference) in the Proxy Statement

Section 3.08 Internal Controls and Disclosure Controls. The Company has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) as required by Rule 13a-15 under the Exchange Act and sufficient to provide reasonable assurances regarding the reliability of financial reporting for the Company and the Company Subsidiaries, including reasonable assurances that all transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP. The Company (x) has designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act; (y) based on its most recent evaluation of the Company’s internal control over financial reporting prior to the date hereof, has disclosed, to the extent required by applicable Law, in any applicable Company SEC filing that is reported on Form 10-K or Form 10-Q, or any amendments thereto, and to the Company’s auditors and the audit committee of the Company Board, (1) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees of the Company or any Company Subsidiaries who have a significant role in the Company’s internal control over financial reporting; and (z) based on its most recent evaluation of the Company’s disclosure controls and procedures prior to the date hereof, has disclosed in any applicable Company SEC filing that is reported on Form 10-K or Form 10-Q, or any amendments thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Since January 1, 2012 through the date hereof, neither the principal executive officer nor the principal financial officer of the Company has become aware of any fact, circumstance or change that is reasonably likely to result in a “significant deficiency” or a “material weakness” in the Company’s internal controls over financial reporting

Section 3.09 Absence of Certain Changes.

(a) Except as otherwise expressly contemplated by this Agreement, from September 30, 2014 through the date of this Agreement, the businesses of the Company and the Company Subsidiaries have been conducted in the ordinary course of business substantially consistent with past practice.

(b) From September 30, 2014, there have not been any facts, events, changes, developments, circumstances, events or effects that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect.

Section 3.10 Undisclosed Liabilities. Neither the Company nor any of the Company Subsidiaries has, or is subject to, any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on a consolidated balance sheet of the Company and the Company Subsidiaries or in the notes thereto, other than liabilities and obligations (a) disclosed, reserved against or provided for in the unaudited consolidated balance sheet of the Company as of September 30, 2014 or in the notes thereto, (b) incurred in the ordinary course of business, in amounts consistent with past practice since September 30, 2014, (c) incurred or permitted to be incurred under this Agreement or incurred in connection with the transactions contemplated hereby, (d) that have been discharged or paid in full prior to the date hereof or (e) that otherwise would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.11 Litigation. There is no suit, claim, action, proceeding or arbitration (collectively, “Proceeding”) to which the Company or any Company Subsidiary is a party or to which any of the properties or assets of the Company or any Company Subsidiary is subject, either pending or, to the knowledge of the Company, threatened that would reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. None of the Company nor any Company Subsidiary is a party to, and none of the properties or assets of the Company or any Company Subsidiary is subject to or, to the knowledge of the Company, threatened by any outstanding order, writ, injunction, judgment or decree of any Governmental Entity or arbitrator unrelated to this Agreement that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2014, there have not been, nor are there currently pending, any internal investigations conducted by the Company Board (or any committee thereof) or at the request of the Company Board (or any committee thereof) by any third party, in each case concerning any actual or alleged financial, accounting, conflict of interest, fraudulent or deceptive conduct or other misfeasance or malfeasance issues relating to the Company, in each case except for those that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, there is no Proceeding to which the Company or any Company Subsidiary is a party pending or, to the knowledge of the Company, threatened seeking to prevent, hinder, modify, delay or challenge the Merger or any of the other transactions contemplated by this Agreement

Section 3.12 Employee Benefits.

(a) Section 3.12(a) of the Company Disclosure Letter sets forth a true and complete list of each material “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and each other material employee benefit plan, policy, program or arrangement (including the Company Stock Plan), in each case, maintained by, contributed to, or sponsored by the Company or any Company Subsidiary, or with respect to which the Company or any Company Subsidiary has any present or future liability, other than any plan, policy, program, or arrangement which is required to be maintained by applicable Law (each a “Company Benefit Plan”). With respect to each such Company Benefit Plan, other than Company Benefit Plans maintained by the Company’s non-U.S. Subsidiaries, the Company has made available to Parent a true and correct copy of: (i) each such Company Benefit Plan that has been reduced to writing and all amendments thereto; (ii) each trust, insurance or administrative agreement relating to each such Company Benefit Plan; (iii) the most recent summary plan description or other written explanation of each Company Benefit Plan provided to participants; (iv) the two (2) most recent (A) annual reports (Form 5500) filed with the IRS, (B) audited financial statements and (C) actuarial valuation reports; and (v) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service (“IRS”) with respect to any Company Benefit Plan intended to be qualified under Section 401(a) of the Code.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each Company Benefit Plan has been established and administered in compliance with its terms and all applicable Laws, including ERISA and the Code, and (ii) there are no Proceedings (other than for routine claims for benefits) pending or, to the knowledge of the Company, threatened with respect to any Company Benefit Plan. Each Company Benefit Plan which is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter from the IRS as to its qualified status or has timely filed an application for a favorable determination letter, or may rely upon an opinion letter for a prototype or volume submitter plan.

(c) Section 3.12(c) of the Company Disclosure Letter lists each Company Benefit Plan, other than Company Benefit Plans maintained by the Company’s non-U.S. Subsidiaries, that provides health benefits after retirement or other termination of employment, other than (i) as required by Law or (ii) coverage or benefits the full cost of which is borne by the employee or former employee (or any beneficiary of the employee or former employee).

(d) At no time during the six-year period prior to the date of this Agreement has the Company, any Company Subsidiary or any of their respective ERISA Affiliates maintained, contributed to or had any obligations or liabilities under any employee benefit subject to Section 302 or Title IV of ERISA or Section 412 of the Code, or any multiemployer pension plan (as defined in Section 3(37) of ERISA).

(e) Section 3.12(e) of the Company Disclosure Letter lists each Company Benefit Plan that may provide for payment (whether in cash or property or the vesting of property) as a result of the consummation of the Merger and the other transactions contemplated by this Agreement, to any “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1) that is reasonably expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(f) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Company Benefit Plan that is required to be registered under the Laws of a jurisdiction outside the United States has been registered and has been maintained in good standing with the appropriate regulatory authorities.

(g) The consummation of the Merger and the other transactions contemplated by this Agreement will not (either alone or together with any other event) (i) entitle any employee, director or independent contractor of the Company or any of the Company Subsidiaries to any pay or benefits under any Company Benefit Plan; (ii) accelerate the time of payment or vesting of any compensation or equity-based award of the Company or any Company Subsidiary; (iii) trigger any funding (through a grantor trust or otherwise) of compensation or benefits under any Company Benefit Plan; or (iv) trigger any payment, increase the amount payable or trigger any other material obligation pursuant to any Company Benefit Plan.

(h) There is no contract, plan or arrangement (written or otherwise) covering any employee or former employee of the Company or any of the Company Subsidiaries that, individually or collectively, (i) would entitle any employee or former employee to any severance or other payment as a result of the transactions contemplated hereby (either alone or together with any other event), or (ii) could give rise to the payment of any amount that would not be deductible pursuant to the terms of Sections 280G or 162(m) of the Code.

(i) Neither the Company nor any of the Company Subsidiaries has any material liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees or directors of the Company or the Company Subsidiaries except as required to comply with Section 4980B of the Code or any similar state law or other applicable Law provision.

(j) Each Company Benefit Plan which is a “non-qualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) has, at all times, been administered in compliance in all material respects with the requirements of Section 409A of the Code and applicable guidance issued thereunder, to the extent necessary so that the additional Tax described in Section 409A(a)(1)(B) of the Code will not be assessed against the individuals participating in any such non-qualified deferred compensation plan with respect to benefits due or accruing thereunder.

Section 3.13 Labor.

(a) As of the date hereof, there is no labor strike or lockout, or, to the knowledge of the Company, threat thereof, against the Company or any Company Subsidiary. As of the date hereof, the Company or any Company Subsidiary is not a party to, or bound by, any collective bargaining agreement or similar agreement or arrangement with any labor union.

(b) The Company is in compliance in all material respects with all applicable Laws respecting employment including discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants and of employees as exempt or non-exempt, in each case, under the Fair Labor Standards Act of 1938, as amended, and any similar applicable Law), wages, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act, and is not engaged in any unfair labor practice.

Section 3.14 Tax Matters.

(a) The Company and each Company Subsidiary has timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by it on or prior to the date hereof and all such filed Tax Returns are correct, complete and accurate, and has timely paid all Taxes (whether or not shown on any Tax Return) that are or were due and payable or otherwise subject to collection action by a Governmental Entity; subject in each case to such exceptions as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. All Taxes which the Company or any Company Subsidiary has been required by Law to withhold or to collect for payment on or prior to the date hereof have been duly withheld and collected and have been timely paid to the appropriate Governmental Entity, subject to such exceptions as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) As of the date hereof there is no Proceeding or assessment pending or, to the knowledge of the Company, threatened with respect to Taxes for which the Company or any Company Subsidiary may be liable that, if determined adversely, would, individually or in the aggregate with all other such Proceedings or assessments, reasonably be expected to have a Company Material Adverse Effect. No deficiency with respect to Taxes has been assessed in writing against the Company or any Company Subsidiary which (i) individually or in the aggregate with all other such deficiencies, would constitute a Company Material Adverse Effect if required to be paid by the Company or any Company Subsidiary and (ii) has not been fully paid or adequately reserved in the Company Financial Statements.

(c) Neither the Company nor any Company Subsidiary has any liability for Taxes of another person (other than the Company or a Company Subsidiary) under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign Law) as a result of filing Tax Returns on a consolidated, combined, or unitary basis with such person, which liability would, individually or in the aggregate with all other such liabilities, constitute a Company Material Adverse Effect. Since January 1, 2013, neither the Company or any Company Subsidiary constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code.

(d) The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period described in Section 897(c)(1)(A)(ii) of the Code.

Section 3.15 Real Property; Personal Property.

(a) Section 3.15(a) of the Company Disclosure Letter sets forth a complete and correct list as of the date of this Agreement of the street address of each real property owned by the Company or any Company Subsidiary (collectively, the “Owned Real Property”).

(b) Section 3.15(b) of the Company Disclosure Letter sets forth a complete and correct list, as of the date hereof, identified by street address as of the date of this Agreement of the street address of (i) each real property leased, subleased, licensed or otherwise occupied (whether as tenant or subtenant or pursuant to other occupancy arrangements) by the Company or any Company Subsidiary under which the Company or any Company Subsidiary pays annual rent in excess of $250,000 (collectively, the “Lessee Leased Real Property”) or (ii) each real property leased, subleased or licensed (whether as landlord, sub-landlord or pursuant to other occupancy arrangements) by the Company or any Company Subsidiary under which the Company or any Company Subsidiary receives annual rent in excess of $250,000 (collectively, the “Lessor Leased Real Property” and together with the Lessee Leased Real Property, the “Leased Real Property”). The Company has made available to Parent complete and correct copies of all leases for the Leased Real Property (including all material amendments thereto) to which the Company or any Company Subsidiary is a party (each a “Real Property Lease”).

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or a Company Subsidiary has (a) good fee simple title to all Owned Real Property, (b) as of the date hereof, a valid leasehold estate in all Lessee Leased Real Property, and (c) to the knowledge of the Company, to the extent required by the business of the Company and the Company Subsidiaries as currently conducted, peaceful, undisturbed possession of all Lessee Leased Real Property of which the Company or such Company Subsidiary is a tenant or subtenant (subject to any subleases or similar arrangements that may be in existence), in each case free and clear of all Liens except for Permitted Liens.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary is in breach of or default under the terms of any Real Property Lease, and to the knowledge of the Company as of the date hereof, no event or circumstances has occurred or exists that with or without notice or lapse of time or both would constitute a breach or default thereunder by the

Company or any Company Subsidiary. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the knowledge of the Company, no other party to any Real Property Lease is in breach of or default under the terms of any Real Property Lease. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Real Property Lease is a valid and binding obligation of the Company or a Company Subsidiary, as applicable, and, to the knowledge of the Company, is in full force and effect and enforceable against the applicable Company or Company Subsidiary, subject to the Bankruptcy and Equity Exception.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company, each of the Company and the Company Subsidiaries has good title to, or a valid leasehold interest in, the tangible personal assets and properties used or held for use by it in connection with the conduct of its business as conducted on the date of this Agreement, free and clear of all Liens other than Permitted Liens.

Section 3.16 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a) The Company and each Company Subsidiary is and since January 1, 2012 has been in compliance with those Environmental Laws applicable to their respective operations (including possessing and complying with any required Environmental Permits), and there are no administrative or judicial proceedings pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary and in the three years preceding the date of this Agreement none of the Company or any Company Subsidiary has received any written notice, demand, letter, claim or request for information, in either case, alleging that the Company or such Company Subsidiary is in violation of, or liable under, any Environmental Law;

(b) There are no Releases or to the Company’s knowledge threatened Releases of Hazardous Substances in, at, on or under (A) any of the real property owned or leased by the Company or any Company Subsidiary, either as a result of the operations of the Company or any Company Subsidiary or, to the Company’s knowledge, otherwise, or (B) any facility to which Hazardous Substances generated by the Company or any Company Subsidiary were sent or received, that, in either case, would reasonably be expected to result in material liability under Environmental Laws on the part of the Company or any Company Subsidiary; and

(c) No Environmental Law requiring investigation or cleanup as a condition of completing a sale of property or change in control of an industrial facility is applicable to the Merger and the other transactions contemplated by this Agreement.

(d) Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 3.16 are the sole and exclusive representations and warranties made by the Company in this Agreement with respect to Hazardous Substances, Environmental Laws, Environmental Permits and any other matter related to the environment or the protection of human health and worker safety.

Section 3.17 Intellectual Property.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries own or have the right to use in the manner currently used all Patents, Trademarks, Copyrights, Internet domain names and Trade Secrets (the “Intellectual Property Rights”) that are used in the business of the Company and the Company Subsidiaries as currently conducted (the “Company Intellectual Property Rights”), and (ii) neither the Company nor any of the Company Subsidiaries has received, in the twelve (12) months preceding the date hereof, any written charge, complaint, claim, demand or notice challenging the validity of any of the Company Intellectual Property Rights.

(b) To the Company’s knowledge, the conduct of the business of the Company and the Company Subsidiaries as currently conducted does not infringe upon any Intellectual Property Rights of any other person, except for any such infringement that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. None of the Company or any of the Company Subsidiaries has received, in the twelve (12) months preceding the date hereof, any written charge, complaint, claim, demand or notice alleging any such infringement by the Company or any of the Company Subsidiaries that has not been settled or otherwise fully resolved, except for any such infringement that would not, individually or in the aggregate, reasonable be expected to have a Company Material Adverse Effect. To the Company’s knowledge, no other person has infringed any Company Intellectual Property Rights during the twelve (12) months preceding the date hereof, except for any such infringement as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.18 Contracts.

(a) All Contracts, including amendments thereto, required to be filed as an exhibit to any report of the Company filed pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K promulgated by the SEC have been filed, and no such Contract has been amended or modified, except as set forth in Section 3.18(a) of the Company Disclosure Letter. All such filed Contracts shall be deemed to have been made available to Parent.

(b) Other than the Contracts described in Section 3.18(a) and any Contracts, including amendments thereto, required to be filed as an exhibit to any report of the Company filed since January 1, 2012 pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K promulgated by the SEC, Section 3.18(b) of the Company Disclosure Letter sets forth a complete list, and the Company has made available to Parent true and complete copies, of each Contract to which the Company or any of the Company Subsidiaries is a party or by which it is bound or to which any of their respective assets are subject (other than any of the foregoing between the Company and any of the Company Subsidiaries or between any wholly owned Company Subsidiaries), as of the date hereof, that:

(i) is a partnership, joint venture or similar arrangement that is material to the Company and the Company Subsidiaries, taken as a whole;

(ii) contains covenants of the Company or any of Company Subsidiaries purporting to limit, in any material respect, either the type or line of business in which the

Company or any of the Company Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries) or any of their affiliates may engage or the geographic area in which any of them may so engage which, in each case, following the Effective Time, would apply to Parent and its Subsidiaries;

(iii) evidences the creation, incurrence, assumption or guarantee of Indebtedness of the Company or any Company Subsidiary in an amount in excess of $2,000,000;

(iv) is a Contract with an affiliate that would be required to be disclosed by Item 404(a) of Regulation S-K under the Exchange Act;

(v) grants any rights of first refusal, rights of first negotiation or other similar rights to any person with respect to the sale of any material business of the Company and the Company Subsidiaries, taken as a whole;

(vi) provides for the acquisition or disposition of any business of the Company or any Company Subsidiary (including equity interests) (whether by merger, sale of stock, sale of assets, or otherwise) other than this Agreement (A) entered into since January 1, 2012 and which involves an asset value in excess of $2,000,000 or (B) pursuant to which any material earn-out, deferred or contingent payment or indemnification obligations remain outstanding (excluding indemnification obligations in respect of representations and warranties and covenants that survive indefinitely or for periods equal to a statute of limitations and excluding obligations to indemnify directors and officers pursuant to acquisition agreements);

(vii) is a settlement Contract which materially affects the conduct of the Company’s or any Company Subsidiaries’ businesses;

(viii) is a material reinsurance treaty or agreement, including retrocessional agreements, to which any Insurance Subsidiary is a party or under which any Insurance Subsidiary has any existing rights, obligations or liabilities (collectively, the “Company Reinsurance Agreements”);

(ix) imposes exclusivity (other than non-competition covenants) or non-solicitation obligations on the Company or any of its affiliates (including Parent or any of its Subsidiaries following the Effective Time), except for Contracts entered into in the ordinary course of business which impose exclusivity or non-solicitation obligations that are not material to the Company or any of its affiliates; and

(x) is a material Contract with any Agent that, in the twelve (12) month period ended December 31, 2013, produced insurance policies or contracts issued by an Insurance Subsidiary which resulted in greater than five percent (5%) of the Insurance Subsidiaries’ gross written premiums for such twelve (12) month period ended on December 31, 2013 (each such Agent, a “Specified Producer”).

(c) Each Contract described in Section 3.18(a) or Section 3.18(b) is referred to herein as a “Company Material Contract.” Neither the Company nor any Company Subsidiary is in breach of or default under the terms of any Company Material Contract, and no event has occurred that with notice or lapse of time or both would constitute a breach or default thereunder by the Company or any Company Subsidiary, where such breach or default, individually or together with other such breaches or defaults, has had or would reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default, individually or together with other such breaches or defaults, has had or would reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, each Company Material Contract is a valid and binding obligation of the Company or a Company Subsidiary, as applicable, and is in full force and effect, except for such failures as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, subject to the Bankruptcy and Equity Exception. Neither the Company nor any of the Company Subsidiaries has received any written notice to terminate, in whole or part, materially amend or not renew any executory obligation of a counterparty to a Company Material Contract that has not terminated, been so amended or expired (in each case according to its terms) prior to the date of this Agreement.

Section 3.19 Insurance. Section 3.19 of the Company Disclosure Letter sets forth a list of all material insurance policies and arrangements held, as of the date hereof, by or for the benefit of the Company, any Company Subsidiary, or the business, assets or properties owned, leased or operated by the Company or any Company Subsidiary (the “Insurance Policies”). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all the Insurance Policies maintained by the Company and the Company Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as the management of the Company reasonably has determined to be prudent or as is required by Law or regulation, and all premiums due and payable thereon have been paid and neither the Company nor any Company Subsidiary is in material breach of or default under any of the Insurance Policies, and neither the Company nor any Company Subsidiary has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default or permit termination or material modification of any of the Insurance Policies. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company has not received any notice of termination or cancellation or denial of coverage with respect to any of the Insurance Policies. The Company has made available to Parent true and complete copies of all material Insurance Policies as of the date hereof relating to the business, assets and operations of the Company and the Company Subsidiaries

Section 3.20 Insurance Matters.

(a) Section 3.20(a)(i) of the Company Disclosure Letter contains a true and complete list of each of the Company’s Subsidiaries which, by virtue of its operations and activities, is required to be licensed as an insurance company or reinsurance company (collectively, the “Insurance Subsidiaries”), together with the jurisdiction of domicile thereof and each jurisdiction in which each such Insurance Subsidiary is licensed to conduct the business of insurance or reinsurance. Except as set forth in Section 3.20(a) of the Company Disclosure Letter, none of the Insurance Subsidiaries is “commercially domiciled” (as such term is used in such jurisdiction’s insurance holding company statutes) in any other jurisdiction or is otherwise treated as domiciled under applicable Insurance Laws in a jurisdiction other than its jurisdiction of domicile set forth in its articles of incorporation or applicable organizational documents. Without limiting the generality of Section 3.05(a), each of the Insurance Subsidiaries and each of the Insurance Producers is licensed or authorized, to the extent required by Insurance Law, in each jurisdiction where it engages in business and where applicable, for each line of business written, marketed, sold or administered therein, except where the failure to be so licensed or authorized would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Except as set forth in Section 3.20(b) of the Company Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all benefits due and payable under an insurance contract issued by or on behalf of any of the Insurance Subsidiaries have been paid in accordance with the terms of such insurance contract, except for such benefits for which an Insurance Subsidiary in its reasonable good faith discretion believes there is a basis to contest payment.

(c) As of the date hereof, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there are no unpaid claims or assessments made against any Insurance Subsidiary, whether or not due, by any insurance guaranty association (in connection with that association’s fund relating to insolvent insurers), risk sharing plan, joint underwriting association, residual market facility, assigned risk pool or similar arrangement, in each case that are not reflected in the Company Financial Statements.

(d) Except as set forth in Section 3.20(d) of the Company Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all policies, binders, slips, certificates and other agreements of insurance in effect as of the date hereof (including all applications, endorsements, supplements, riders and ancillary agreements in connection therewith) issued by any Insurance Subsidiary, and any and all marketing materials, agent agreements, broker agreements, service contracts, and managing general agent agreements to which the Company or any Company Subsidiary is a party, are, to the extent required under applicable Laws, on forms approved by the Insurance Regulators or have been filed with and not objected to by such Insurance Regulators within the period provided for objection, and all of such forms comply with the Insurance Laws except for such failures to comply with Law that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. As to premium rates established by any Insurance Subsidiary, which are required to be filed with or approved by any Insurance Regulators, the rates have been so filed or approved, the premiums charged conform thereto, and such premiums comply with the Insurance Laws except for such failures to comply that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e) Since January 1, 2012, each of the Insurance Subsidiaries and each of the Insurance Producers has duly and timely filed all reports or other filings required to be filed with any Insurance Regulator in the manner prescribed therefor under applicable Insurance Laws, and no Insurance Regulator has asserted in writing to the Company or any Insurance Subsidiary any material deficiency or violation with respect thereto, except as has been cured or resolved to the satisfaction of the Insurance Regulator, or except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Without limiting the foregoing, each of the transactions between or among Insurance Subsidiaries and their affiliates, and all Contracts and transactions in effect between any Insurance Subsidiary and any affiliate that are required to be filed with, and approved by, an Insurance Regulator under the applicable insurance holding company statutes or other applicable Insurance Laws, have been filed with such applicable Insurance Regulator, and the applicable Insurance Subsidiary has obtained any required approvals or deemed approvals of Insurance Regulators with respect thereto, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(f) Neither the Company nor any of the Company Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar written undertaking to, or is subject to any order or directive by, or is a recipient of any supervisory letter from, or has adopted any board resolutions at the request of any Governmental Entity (each, a “Regulatory Agreement”), that materially restricts the conduct of its business or that in any other manner relates to its capital adequacy or its underwriting policies, nor has the Company or any of the Company Subsidiaries been advised in writing by any Governmental Entity that it is considering issuing or requesting any Regulatory Agreement.

(g) From January 1, 2012 through the date hereof, the Company has not received written notice from any reinsurer party to a Company Reinsurance Agreement of any anticipated default under the terms of the applicable Company Reinsurance Agreement that would, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect. Except as set forth in Section 3.20(g) of the Company Disclosure Letter, as of the date hereof there are no disputes under any Company Reinsurance Agreement except for such disputes that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(h) Prior to the date hereof, the Company has delivered or made available to Parent a true and complete copy of any material actuarial reports in the Company’s possession and prepared by actuaries, independent or otherwise, with respect to any Insurance Subsidiary for all periods beginning on or after January 1, 2012 through the date hereof, and all material attachments, addenda, supplements and modifications thereto to the extent in the Company’s possession (the “Actuarial Analyses”). The information and data furnished by any Insurance Subsidiary to its independent actuaries in connection with the preparation of the Actuarial Analyses were accurate in all material respects for the periods covered in such reports. The aggregate insurance policy reserves for claims, losses (including incurred but not reported losses), loss adjustment expenses (whether allocated or unallocated), and unearned premium for each Insurance Subsidiary, as reflected in its Statutory Financial Statements (collectively, the “Insurance Reserves”), (i) were determined in all material respects in accordance with generally accepted actuarial standards (except as otherwise noted in the financial statements and notes thereto included in such financial statements); (ii) were computed on the basis of methodologies consistent in all material respects with those used in computing the corresponding reserves in the prior fiscal years (except as otherwise noted in the financial statements and notes thereto included in such financial statements) and (iii) satisfied the requirements of Insurance Law in all material respects; provided, however, that the Company and its representatives are not making any representation or warranty in this Agreement in respect of the adequacy or sufficiency of the Insurance Reserves of the Company or the Insurance Subsidiaries.

(i) The Company has provided Parent with a complete list of all bonds, structured securities, stocks and other investments that were carried on the books and records of the Company and the Company Subsidiaries as of September 30, 2014 (such bonds, structured securities, stocks and other investments, together with all bonds, structured securities, stocks and other investments acquired by the Company and the Company Subsidiaries between such date and the date hereof, the “Investment Assets”). Except for Investment Assets sold in the ordinary course of business, in compliance with the Investment Guidelines or as permitted or otherwise contemplated by this Agreement, each of the Company and the Company Subsidiaries, as applicable, has good and marketable title to all of the material Investment Assets it purports to own, free and clear of all Liens except Permitted Liens. The Company has made available a true and complete copy of the investment guidelines of the Company and the Company Subsidiaries in place as of the date hereof with respect to the investment of the Investment Assets (the “Investment Guidelines”) to Parent prior to the execution of this Agreement. To the knowledge of the Company, the composition of the Investment Assets complies in all material respects with applicable Law and the Investment Guidelines.

(j) The Company has made available to Parent true and complete copies of all written analyses and reports submitted by any Insurance Subsidiary to any Insurance Regulator during the past thirty-six (36) months relating to risk-based capital calculations and Insurance Regulatory Information System ratios as determined by the National Association of Insurance Commissioners, and no Insurance Regulator has asserted to the Company or any Company Subsidiary in writing any deficiency or violation with respect thereto, except as has been cured or resolved to the satisfaction of the Insurance Regulator, or except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, neither the Company nor any of the Insurance Subsidiaries has been notified by any Specified Producer or Insurance Regulator in writing of any material non-compliance by any Specified Producer with applicable Insurance Laws (including laws, regulations, directives and opinions of Insurance Regulators relating to the soliciting, marketing, administering, negotiating sale or production of the Company’s and the Insurance Subsidiaries’ products) in connection with the distribution of insurance policies or contracts issued by an Insurance Subsidiary

(k) To the knowledge of the Company, each insurance agent, general agent, agency, producer, broker, reinsurance intermediary, program manager, managing general agent, third party administrator, marketer, wholesaler and managing general underwriter that wrote, sold, produced or managed a material amount of insurance business since January 1, 2012 for one or more of the Insurance Subsidiaries (each, an “Agent”) was, to the extent required by applicable Law, duly licensed for the type of activity and business conducted or written, sold, produced, underwritten or managed for or on behalf of the Insurance Subsidiaries. To the knowledge of the Company, since January 1, 2012, no Agent has materially violated or is currently in violation in any material respect of any term or provision of any Law applicable to the writing, sale, production or underwriting of business for the Insurance Subsidiaries, except for such failures or such violations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(l) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Agent was appointed and compensated by the Company or the Company Subsidiaries in compliance in all respects with applicable Insurance

Law. None of the Company or any of the Insurance Subsidiaries has received written notice of any material disputes with any current or former Agent concerning commissions, except for such disputes that (i) have been settled or otherwise fully resolved, or (ii) if resolved fully in the Agent’s favor, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, no Agent accounting individually for 10% or more of the total gross premiums of all of the Insurance Subsidiaries for the nine months ended September 30, 2014, has indicated to the Company or the Insurance Subsidiaries in writing or, to the Company’s knowledge, orally that such Agent will be unable or unwilling to continue its relationship as an Agent with any Insurance Subsidiary.

Section 3.21 Opinion of Financial Advisor. The Company Board has received the opinion of Willis Capital Markets & Advisory on or prior to the date of this Agreement, to the effect that, as of the date of such opinion and subject to the assumptions and limitations set forth therein, the Merger Consideration, is fair, from a financial point of view, to the holders of Company Common Stock. An executed copy of such opinion will be delivered to Parent solely for informational purposes after execution of this Agreement, and it is agreed and understood that such opinion may not be relied on by Parent or Sub.

Section 3.22 Takeover Statutes; No Rights Plan.

(a) Assuming the accuracy of the representation contained in Section 4.06(b), no “control share acquisition,” “fair price,” “moratorium,” “business combination” or other anti-takeover Law (a “Takeover Statute”) is applicable to this Agreement or any transaction contemplated by this Agreement.

(b) The Company Board has not adopted any rights plan, “poison-pill” or other comparable agreement or arrangement designed to have the effect of delaying, deferring or discouraging any person from acquiring control of the Company that as of the date hereof is in effect.

Section 3.23 Vote Required. The affirmative vote of the holders of shares representing a majority of the voting power of the outstanding shares of the Company Common Stock entitled to vote thereon at the Company Shareholder Meeting is the only vote required (under applicable Law, the Company Charter, the Company By-laws, or otherwise) of the holders of capital stock of the Company to approve this Agreement and the transactions contemplated hereby (including the Merger) (the “Company Shareholder Approval”).

Section 3.24 Brokers. No broker, finder or investment banker other than Willis Capital Markets & Advisory is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based on arrangements made by or on behalf of the Company or any of the Company Subsidiaries.

Section 3.25 Acknowledgement of No Other Representations or Warranties. Each of the Company and Company Subsidiaries acknowledges and agrees that, except for the representations and warranties contained in Article IV and in the Equity Commitment Agreement and the Guarantee, none of the Parent or Sub or any of their respective affiliates or representatives makes or has made any representation or warranty, either express or implied, concerning the Parent or Sub or the transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

Except as disclosed in the separate disclosure letter which has been delivered by Parent and Sub to the Company prior to the execution of this Agreement, including the documents attached to or incorporated by reference in such disclosure letter (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall also be deemed to be disclosed with respect to any other section or subsection in this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure), Parent and Sub hereby represent and warrant to the Company:

Section 4.01 Organization. Each of Parent and Sub is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing under the Laws of the State of Delaware. Each of Parent and Sub has full corporate or other legal entity, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where any such failure to be so organized, existing, in good standing or have such power or authority, individually or in the aggregate, would not reasonably be expected to prevent or materially delay the consummation of the Merger and the other transactions contemplated hereby.

Section 4.02 Authority. Each of Parent and Sub has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and Sub and the consummation by them of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate or other legal entity action on the part of Parent and Sub other than the approval of this Agreement by Parent in its capacity as sole shareholder of Sub. This Agreement has been, and any other agreements or instruments to be delivered pursuant hereto by Parent or Sub at the Closing will be, duly and validly executed and delivered by Parent and Sub and (assuming the due authorization, execution and delivery of this Agreement by the Company) this Agreement constitutes, and when executed and delivered such other agreements and instruments will constitute, the valid and legally binding obligation of Parent and Sub enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.03 No Conflict; Required Filings and Consents.

(a) None of the execution, delivery or performance of this Agreement by Parent and Sub or the consummation by Parent and Sub of the Merger and the other transactions contemplated by this Agreement will: (i) conflict with or violate any provision of the certificate of incorporation, by-laws or any equivalent organizational or governing documents of Parent or Sub; (ii) assuming that all consents, approvals and authorizations described in Section 4.03(b) have been obtained and all filings and notifications described in Section 4.03(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent or Sub or any of their respective properties or assets; or (iii) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under (with or without notice or lapse of time, or both), or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than a Permitted Lien) upon any of the respective properties or assets of Parent or Sub pursuant to, any Contract to which Parent or Sub is a party (or by which any of their respective properties or assets is bound) or any Permit held by it or them, except, with respect to clauses “(ii)” and “(iii)”, for (A) any such consents and approvals, the failure to obtain which would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent and Sub to consummate the Merger and (B) any such conflicts, violations, breaches, losses, defaults, terminations, rights of termination, vesting, amendment, acceleration or cancellation of Liens that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent and Sub to consummate the Merger.

(b) None of the execution, delivery or performance of this Agreement by Parent or Sub or the consummation by Parent or Sub of the Merger and the other transactions contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing, declaration or registration with or notification to, any Governmental Entity, other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Michigan, (ii) the filing of a premerger notification and report form under the HSR Act and the receipt, termination or expiration, as applicable, of waivers, consents, approvals, waiting periods or agreements required under any Antitrust Laws, (iii) compliance with, and such filings as may be required under, Environmental Laws, (iv) compliance with the applicable requirements of the Exchange Act and (v) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Entity would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent and Sub to consummate the Merger.

Section 4.04 Information Supplied. None of the information supplied or to be supplied by Parent or Sub or any of their representatives specifically for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is first mailed to the Company’s shareholders or at the time of the Company Shareholder Meeting, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.05 Litigation. As of the date hereof, there is no Proceeding to which Parent or any of its Subsidiaries is a party pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries that would reasonably be expected to prevent or materially delay the consummation of the Merger and the other transactions contemplated hereby. As of the date hereof, none of Parent or any of its Subsidiaries is subject to any outstanding order, writ, injunction, judgment or decree that, individually or in the aggregate, would reasonably be expected to prevent or materially delay the consummation of the Merger and the other transactions contemplated hereby.

Section 4.06 Capitalization and Operations of Sub; No Ownership of Company Common Stock.

(a) As of the date of this Agreement, the authorized share capital of Sub consists of 1,000 shares, par value $0.001 per share, all of which are validly issued and outstanding. All of the issued and outstanding share capital of Sub is, and at the Effective Time will be, owned by Parent. Sub was formed solely for the purpose of engaging in the Merger and the other transactions contemplated hereby, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the transactions contemplated by this Agreement.

(b) As of the date of this Agreement, none of Parent, Sub or any of their respective Subsidiaries beneficially owns (as defined in Rule 13d-3 under the Exchange Act) any Shares or any securities that are convertible into or exchangeable or exercisable for Shares, or holds any rights to acquire or vote any Shares, other than pursuant to this Agreement. As of the date hereof, none of Parent, Sub, any of their respective Subsidiaries, or the “affiliates” or “Associates” of any such entity is, and at no time during the last three (3) years has been, an “interested shareholder” of the Company, in each case as defined in Chapter 7A of the MBCA.

Section 4.07 Financing.

(a) Parent has delivered to the Company a true and complete copy of an executed equity commitment agreement, dated as of the date hereof (the “Equity Commitment Agreement”), among Parent, Sub and Guarantor, pursuant to which Guarantor has agreed, according to the terms and subject to the conditions therein, to fund an amount sufficient to satisfy the Financing Uses no later than immediately prior to the Closing (the “Equity Financing”). The Company is an express third-party beneficiary with respect to, and is entitled to specifically enforce, the Equity Commitment Agreement.

(b) Parent or Guarantor has, and at the Closing Parent will have pursuant to the Equity Commitment Agreement, sufficient available funds to pay the Aggregate Merger Consideration and any other cash amounts payable by Parent or Sub in accordance with Section 5.12 of this Agreement (collectively, the “Financing Uses”).

(c) The Equity Commitment Agreement is in full force and effect and has not been terminated or otherwise amended, supplemented or modified in any respect. The Equity Commitment Agreement is a legal, valid and binding obligation of each of the parties thereto, enforceable against such parties in accordance with its terms, subject to the Bankruptcy and Equity Exception. There are no side letters or other Contracts or arrangements relating to the Equity Commitment Agreement. No event has occurred which, with or without notice, lapse of time or both, could constitute a default or breach on the part of Parent, Sub or Guarantor under any term of, or a failure of any condition under, the Equity Commitment Agreement or otherwise result in any portion of the Equity Financing contemplated thereby to be unavailable on the Closing Date. There are no conditions precedent or other contingencies related to the funding of the full amount of the Equity Financing immediately prior to the Effective Time, other than as expressly set forth in the Equity Commitment Agreement.

(d) Neither Parent nor Sub has, directly or indirectly, entered into an exclusivity, lock-up or other similar agreement, arrangement or binding understanding with any bank or investment bank or other potential provider of debt or equity financing that prohibits such provider from providing or seeking to provide services, including debt or equity financing, to any third person in connection with a transaction relating to the Company or the Company Subsidiaries (including in connection with the making of any Competing Proposal) in connection with the Merger and the other transactions contemplated by this Agreement.

Section 4.08 Guarantee. Concurrently with the execution of this Agreement, Parent and Sub have caused the Guarantor to deliver the Guarantee, dated as of the date hereof, to the Company. The Guarantee is in full force and effect and has not been withdrawn or terminated or otherwise amended, supplemented or modified in any respect. The Guarantee is a legal and valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms, subject to the Bankruptcy and Equity Exception. No event has occurred which, with or without notice, lapse of time or both, could constitute a default or breach on the part of the Guarantor under such Guarantee.

Section 4.09 Solvency. Assuming (a) the accuracy of the representations and warranties of the Company set forth herein and (b) compliance in all material respects by the Company with its covenants and obligations set forth herein, then immediately after giving effect to the Merger and the other transactions contemplated by this Agreement, (i) Parent and its Subsidiaries will be able to pay their debts as they become due and will own property which has a fair saleable value greater than the amounts required to pay their debts (including a reasonable estimate of the amount of all contingent liabilities) and (ii) Parent and its Subsidiaries will have adequate capital to carry on their businesses. No transfer of property is being made and no obligation is being incurred in connection with the Merger and the other transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Company or Parent.

Section 4.10 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of Parent, Sub or any of their respective affiliates.

Section 4.11 Absence of Certain Arrangements. Other than this Agreement and as set forth on Section 4.11 of the Parent Disclosure Letter, as of the date hereof, there are no Contracts between Parent, Sub or any of their respective controlled affiliates, on the one hand, and any director, officer, employee or shareholder of the Company, on the other hand, relating to the transactions contemplated by this Agreement or the operations of the Surviving Corporation after the Effective Time.

Section 4.12 Acknowledgement of No Other Representations or Warranties. Each of Parent and Sub acknowledges that it has conducted its own independent investigation and analysis of the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) and prospects of the Company and the Company Subsidiaries and that it and its representatives have received access to such books and records, facilities, equipment, Contracts and other assets of the Company and the Company Subsidiaries that it and its representatives have desired or requested to review for such purpose and that it and its representatives have had full opportunity to meet with the management of the Company and the Company Subsidiaries and to discuss the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) and prospects of the Company and the Company Subsidiaries. Each of Parent and Sub acknowledges and agrees that, except for the representations and warranties contained in Article III, none of the Company, the Company Subsidiaries or any of their respective affiliates or the Company Representatives makes or has made any representation or warranty, either express or implied, concerning the Company or the Company Subsidiaries or any of their respective businesses, operations, assets, liabilities, results of operations, condition (financial or otherwise) or prospects or the transactions contemplated by this Agreement.

ARTICLE V

COVENANTS

Section 5.01 Conduct of Business by the Company Pending the Merger. The Company agrees that between the date of this Agreement and the Effective Time, except as set forth in Section 5.01 of the Company Disclosure Letter, as expressly contemplated or required by any other provision of this Agreement or as required by applicable Law, by any Governmental Entity of competent jurisdiction or by the rules or regulations of NYSE, unless Parent shall otherwise agree in writing (which agreement shall not be unreasonably withheld, delayed or conditioned), the Company will, and will cause each Company Subsidiary to conduct its operations in the ordinary course of business, substantially consistent with past practice, and use all commercially reasonable efforts to (i) preserve intact the business organization, material assets and Intellectual Property of the Company and the Company Subsidiaries in all material respects; (ii) keep available the services of the directors, officers and management of the Company and the Company Subsidiaries; (iii) maintain in effect all Company Permits and other authorizations with Governmental Entities; and (iv) maintain its relationships with customers, reinsurers, Agents, lenders, suppliers, service providers, licensors, licensees, distributors and others having business relationships with the Company or any Company Subsidiary. Without limiting the foregoing, except as set forth in Section 5.01 of the Company Disclosure Letter, as expressly contemplated or required by any other provision of this Agreement, or as required by applicable Law, any Governmental Entity of competent jurisdiction or the rules or regulations of NYSE, the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the Effective Time, do any of the following, in each case without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(a) amend the Company Charter or Company By-laws;

(b) issue or authorize the issuance of any equity securities in the Company or any Company Subsidiary, or securities convertible into, or exchangeable or exercisable for, any such equity securities, or any rights of any kind to acquire any such equity securities or such convertible or exchangeable securities, other than Restricted Stock issued in accordance with a Company Stock Plan in the ordinary course of business (other than the issuance of securities by a Company Subsidiary to the Company or another Company Subsidiary);

(c) adjust, split, combine, recapitalize or reclassify any capital stock or other equity interest of the Company;

(d) other than in the ordinary course of business, sell, pledge, dispose of, transfer, lease, license or encumber any material property or material assets of the Company or any Company Subsidiary, except pursuant to existing Contracts;

(e) other than quarterly dividends made in the ordinary course of business (and not exceeding $0.02 per share per quarter), declare, set aside, make or pay any dividend or other distribution with respect to the capital stock of the Company, whether payable in cash, stock, property or a combination thereof;

(f) other than Tax withholdings on the vesting or payment of Restricted Stock or reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its equity securities or any options, warrants, securities or other rights exercisable for or convertible into any such equity securities;

(g) merge or consolidate the Company or any Company Subsidiary with any person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company, other than the merger of one or more Company Subsidiaries with or into one or more other Company Subsidiaries or the Company;

(h) make or offer to make any acquisition of a business (including by merger, consolidation or acquisition of stock or assets), other than any acquisitions for consideration that is individually not in excess of $1,000,000, or in the aggregate not in excess of $2,000,000;

(i) incur any Indebtedness or issue any debt securities, or assume or guarantee the obligations of any person (other than a wholly owned Company Subsidiary) for borrowed money, except (i) in connection with refinancings of existing Indebtedness, (ii) for borrowings (including letters of credit and performance bonds) in the ordinary course of business or (iii) Indebtedness for borrowed money that is prepayable at any time without penalty or premium, in an amount not to exceed $5,000,000 in the aggregate outstanding at any one time;

(j) make any capital expenditures or incur any obligations or liabilities in respect thereof in excess of $1,000,000 in the aggregate in any fiscal quarter;

(k) sell, lease, license, pledge, transfer, subject to any Lien or otherwise dispose of any of its material Intellectual Property, material assets or material properties except (i) pursuant to existing Contracts or commitments, (ii) sales of used equipment in the ordinary course of business, or (iii) Permitted Liens incurred in the ordinary course of business;

(l) make any loans, advances or capital contributions to, or investments in, any other person (other than any wholly-owned Company Subsidiary) other than loans in the ordinary course of business not to exceed $1,500,000 in the aggregate;

(m) except to the extent required by or advisable to comply with Law or the existing terms of any Company Benefit Plan or as specifically contemplated by Section 2.03 or

Section 5.11: (i) other than increases in salary and annual bonuses in the ordinary course of business and changes to broad-based Company Benefit Plans in the ordinary course of business, increase the compensation or benefits payable or to become payable to its directors, officers or employees; (ii) other than in the ordinary course of business in connection with the hiring of new employees, grant any rights to severance or termination pay or other termination benefit, or enter into any employment or severance agreement; (iii) except for amendments to Company Benefit Plans advisable to comply with applicable Law, establish, terminate, adopt, enter into or amend bonus, profit sharing, thrift, pension, retirement, deferred compensation, employment, termination, severance, change-in-control or other plan or agreement; or (iv) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan;

(n) except in each case to the extent required by Law, file any material Tax Return materially inconsistent with past practice, make any material Tax election inconsistent with past practice, change any material Tax election, change any annual Tax accounting period, adopt or change any material method of Tax accounting, enter into any closing or similar agreements or Tax ruling relating to a material amount of Taxes, accept or approve any material proposed adjustment to any Tax liability, materially amend any material Tax Return, surrender any right to claim a material Tax refund or consent in writing to any extension or waiver of the statute of limitations applicable to any material Tax claim or assessment (except for any such consent given in the ordinary course of business);

(o) make any change in any financial accounting principles, methods, policies or procedures, other than as required by GAAP, SAP, applicable Law or any Governmental Entity with competent jurisdiction;

(p) other than in the ordinary course of business, make any material change in its underwriting, claims management or reinsurance practices, policies and procedures;

(q) terminate any Company Permit, other than in accordance with the terms and regular expiration of any Company Permit, except to the extent such termination would otherwise have been permitted to occur in the ordinary course of business;

(r) engage in any transaction with, or enter into any agreement, arrangement or understanding with any affiliate of the Company or other person covered by Item 404 of Regulation S-K promulgated under the Exchange Act;

(s) except in the ordinary course of business, (i) amend, modify, terminate (partially or completely), grant any waiver under or give any consent with respect to, or enter into any agreement to amend, modify, terminate (partially or completely), grant any waiver under or give any consent with respect to, any of the Company Material Contracts or (ii) enter into any other contract which would be a Company Material Contract if executed prior to the date hereof; or

(t) authorize, commit or agree to take any of the foregoing actions, or enter into any Contract to do any of the foregoing.

Nothing contained in this Agreement shall give Parent or Sub, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

Section 5.02 Agreements Concerning Parent and Sub.

(a) During the period from the date of this Agreement through the Effective Time, neither Parent nor Sub shall engage in any activity of any nature except for activities related to or in furtherance of the Merger and the other transactions contemplated by this Agreement (including enforcement of its rights under this Agreement) and the Equity Financing or as provided in or expressly contemplated by this Agreement, and shall not take or agree to take any action that would prevent or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement.

(b) Parent hereby guarantees the due, prompt and faithful payment, performance and discharge by Sub of, and the compliance by Sub with, all of the covenants, agreements, obligations and undertakings of Sub under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to ensure such payment, performance and discharge by Sub hereunder. Parent shall, immediately following execution of this Agreement, approve this Agreement in its capacity as sole shareholder of Sub in accordance with applicable Law and the articles of incorporation and by-laws of Sub.

Section 5.03 No Solicitation; Change of Company Recommendation.

(a) From and after the date hereof, until the earlier of the Effective Time and the termination of this Agreement, subject to Section 5.03(b), neither the Company nor any of the Company Subsidiaries shall (nor shall they authorize or knowingly permit any Company Representative on their behalf to), and the Company shall direct the Company’s Representatives not to (i) directly or indirectly, solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Competing Proposal or the making of any inquiry, offer or proposal that would reasonably be expected to lead to any Competing Proposal, or (ii) (A) conduct or engage or participate in any discussions or negotiations with, disclose any non-public information relating to the Company or any of the Company Subsidiaries to, afford access to the business, properties, assets, books or records of the Company or any of the Company Subsidiaries to or otherwise knowingly cooperate in any way, or knowingly assist, participate in, facilitate or encourage any effort by, any third party that is seeking to make, or has made, any Competing Proposal or (B) (1) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of the Company Subsidiaries or (2) approve any transaction under, or any third party becoming an “interested shareholder” under, the MBCA, (3) enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to any Competing Proposal or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder, or (4) resolve, propose or agree to do any of the foregoing. The Company shall, and shall cause the Company Subsidiaries and direct the Company Representatives to, cease immediately and terminate, and shall not authorize or knowingly permit any of the Company Representatives to continue, any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date hereof with respect to any Competing Proposal and shall request (unless previously so requested) any such third party (or its agents or advisors) in possession of non-public information in respect of the Company or any of the Company Subsidiaries that was furnished by or on behalf of the Company and the Company Subsidiaries to return or destroy (and confirm destruction of) all such information. Without limiting the foregoing, it is understood that any violation of the foregoing restrictions by any Company Representatives shall be deemed to be a breach of this Section 5.03 by the Company and the Company shall instruct Willis Capital Markets & Advisory and any other financial advisor engaged by the Company in connection with this Agreement not to, and use reasonable best efforts to cause Willis Capital Markets & Advisory and any other such financial advisor not to, take any action or engage in any communications that if taken by a Company Representative would violate, any provision of this Section 5.03(a).

(b) Notwithstanding the foregoing provisions of Section 5.03(a), prior to the Company Shareholder Approval, the Company Board, directly or indirectly through any representative, may (i) engage in negotiations or discussions with any third party that has made (and not withdrawn) a bona fide unsolicited Competing Proposal in writing on or after the date of this Agreement, that did not result from or arise out of a breach of Section 5.03(a), and that the Company Board believes in good faith, after consultation with its outside legal counsel and financial advisor, constitutes or would reasonably be expected to lead to a Superior Proposal, and (ii) thereafter furnish to such third party non-public information relating to the Company or any of the Company Subsidiaries pursuant to an executed confidentiality agreement containing terms no less favorable to the Company than those contained in the Confidentiality Agreement and containing additional provisions that expressly permit the Company to comply with the terms of this Section 5.03, but in each case under the preceding clauses “(i)” and “(ii)”, only if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties to the shareholders of the Company under applicable Law.

(c) The Company shall notify Parent promptly (but in no event later than forty-eight (48) hours) after it obtains knowledge of the receipt by the Company (or any of the Company Representatives) of any Competing Proposal, or any inquiry, offer or proposal that would reasonably be expected to lead to a Competing Proposal, in each case in connection with any Competing Proposal or inquiry, offer or proposal that would reasonably be expected to lead to a Competing Proposal. In such notice, the Company shall identify the third party making such proposal, and the material terms and conditions of, any such Competing Proposal, inquiry, indication, offer or proposal. Commencing upon the provision of any notice referred to above, the Company shall (i) on a reasonable and prompt basis at a mutually agreeable time, advise Parent (or its counsel) of the status and material terms (including material amendments or proposed amendments as to price and other material terms) of any such Competing Proposal, request or inquiry and (ii) promptly upon receipt or delivery thereof, provide Parent (or its outside counsel) with copies of all letters of intent, term sheets and all drafts of material agreements relating to any such Competing Proposal (including the financing thereof), request or inquiry exchanged between the Company, the Company Subsidiaries or the Company Representatives, on the one hand, and the person making a Competing Proposal or any of its affiliates, or their respective officers, directors, employees, or representatives, on the other hand. The Company shall promptly provide Parent with any non-public information concerning the business, present or future performance, financial condition or results of operations of the Company (or any of the Company Subsidiaries), provided to any third party that was not previously provided to Parent.

(d) Neither the Company Board nor any committee thereof shall (i) fail to make, withdraw, amend or modify, or publicly propose to withhold, withdraw, amend or modify, in a manner adverse to Parent or Sub, the Company Recommendation, (ii) approve, endorse, adopt, enter into, or recommend, or publicly propose to approve, endorse, adopt, enter into, or recommend, any Competing Proposal or Superior Proposal, (iii) fail to recommend against acceptance of any tender offer or exchange offer for the Company Common Stock and reaffirm the Company Recommendation within ten (10) Business Days after the commencement of such offer (including, for these purposes, by taking no position with respect to the acceptance by the shareholders of the Company of a tender offer or exchange offer, which shall constitute a failure to reject such Competing Proposal) (provided that, for the avoidance of doubt, a statement that the Company Board recommends against such offer but, in a manner that complies with the terms of this Agreement, is engaging in discussions with the Person making such offer, shall not constitute a Change of Company Recommendation) or (iv) resolve or agree to take any of the foregoing actions (any of the foregoing, a “Change of Company Recommendation”). Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the Company Shareholder Approval, the Company Board, following receipt of and on account of a Superior Proposal, may (x) make a Change of Company Recommendation, and/or (y) terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal in accordance with the terms of Section 7.01(f), but only if, in either case, the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law; provided, however, that the Company Board shall not make a Change of Company Recommendation or terminate this Agreement in accordance with the terms of Section 7.01(f), unless (A) the Company promptly notifies Parent (the “Adverse Recommendation Change Notice”), in writing before making a Change of Company Recommendation or terminating this Agreement, of its intention to take such action with respect to a Superior Proposal (it being understood and agreed that the making of such notice or the public disclosure by the Company of the fact that such notice has been made shall not, by itself, constitute a Change of Company Recommendation), (B) the Company attaches to such notice the most current version of the proposed agreement or a detailed summary of all material terms of any such Superior Proposal, and shall include in such notice the identity of the person making such Superior Proposal, (C) if requested by Parent, the Company thereupon negotiates with Parent in good faith (and causes its financial and legal advisors to participate in such negotiations), for at least five (5) Business Days following receipt by Parent of such Adverse Recommendation Change Notice (the “Negotiation Period”), with respect to adjustments in the terms and conditions of this Agreement, if Parent, in its discretion, proposes to make such adjustments (it being understood and agreed that in the event that, after commencement of the Negotiation Period, there is any material revision to the terms of a relevant Superior Proposal, including, any revision in price, the Company shall be obligated to so negotiate with Parent for additional two (2) Business Day periods from the time Parent is notified of each such material revision); and (D) taking into account any changes to the terms and conditions of this Agreement and any other agreements relating to the Merger and the other transactions contemplated by this Agreement that are proposed by Parent to the Company, the Company Board has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that such Competing Proposal would continue to constitute a Superior Proposal if such changes offered in writing by Parent were to be given effect.

(e) Notwithstanding anything to the contrary in this Agreement, the Company Board may, in response to a material fact, event, change, development or set of circumstances (other than a Competing Proposal occurring or arising after the date of this Agreement) that was not known to the Company Board nor reasonably foreseeable by the Company Board as of or prior to the date of this Agreement (and not relating in any way to any Competing Proposal) (such material fact, event, change, development or set of circumstances, an “Intervening Event”), make a Change of Company Recommendation if the Company Board determines in good faith, after consultation with outside legal counsel, that, in light of such Intervening Event, the failure of the Company Board to effect such a Change of Company Recommendation would be inconsistent with its fiduciary duties under applicable Law; provided that no fact, event, change, development or set of circumstances shall constitute an Intervening Event if such fact, event, change, development or set of circumstances resulted from or arose out of the announcement, pendency or consummation of the Merger; and, provided, further, that the Company Board shall not be entitled to exercise its right to make a Change of Company Recommendation pursuant to this clause “(e)” unless the Company Board has (A) provided to Parent prior written notice advising Parent that the Company Board intends to take such action and specifying the facts underlying the Company Board’s determination that an Intervening Event has occurred, and the reasons for the Change of Company Recommendation, in reasonable detail, and (B) if requested by Parent, for a period of five (5) Business Days, engaged in good faith negotiations with Parent to amend this Agreement in such a manner that obviates the need for a Change of Company Recommendation as a result of the Intervening Event.

(f) Nothing contained in this Section 5.03 shall prevent the Company Board from complying with Rule 14d-9 and Rule 14e-2(a) under the Exchange Act with regard to a Competing Proposal; provided that the Company shall not make a Change of Company Recommendation without complying with this Section 5.03.

Section 5.04 Proxy Statement; Shareholder Meeting.

(a) The Company shall establish a record date (which will be as promptly as reasonably practicable following the date of this Agreement) for, duly call, give notice of, convene and hold, a meeting of its shareholders, which meeting the Company shall use its reasonable best efforts to cause to occur (unless otherwise consented to in writing by Parent (such consent not be unreasonably withheld, delayed or conditioned)) within thirty (30) days (or, if such calendar day is not a Business Day, on the first Business Day subsequent to such calendar day), immediately following the date after the Proxy Statement is cleared (or is deemed to be cleared based on the lack of SEC review by the 10th calendar day after filing of a preliminary Proxy Statement) by the SEC for mailing to the Company’s shareholders (the “Company Shareholder Meeting”), for the purpose of obtaining the Company Shareholder Approval (so long as this Agreement has not been terminated and remains in effect, regardless of whether the Company Board determines at any time that this Agreement is no longer advisable or recommends that the shareholders of the Company reject it or any other Change of Company Recommendation has occurred at any time); provided, however, that (i) if the Company is unable to obtain a quorum of its shareholders at such time, then the Company may adjourn the Company

Shareholder Meeting for no more than five (5) Business Days if necessary in order to obtain a quorum of its shareholders and the Company shall use its commercially reasonable efforts during such five (5) Business Day period to obtain such a quorum as promptly as practicable, (ii) the Company may adjourn or postpone the Company Shareholder Meeting to the extent (and only to the extent) the Company reasonably determines that such adjournment or postponement is required by applicable Law, (iii) if the Company receives a Competing Proposal, or the price or material terms of a previously received Competing Proposal are modified or amended, in any such case during the five (5) Business Day period immediately prior to the day of the Company Shareholder Meeting, then the Company may delay the Company Shareholder Meeting until the date that is the seventh (7th) Business Day after the date on which the Company Shareholder Meeting would otherwise have originally been held and (iv) if the Company receives a Competing Proposal, or the price or material terms of a previously received Competing Proposal are modified or amended and the Company Board has failed to publicly reject such Competing Proposal in any such case by a date not later than the fifth (5th) Business Day immediately prior to the day of the Company Shareholder Meeting, then the Company shall delay the Company Shareholder Meeting until the date that is the fifth (5th) Business Day after the later of (1) the date on which the Company Shareholder Meeting would otherwise have originally been held, or (2) the date on which the Company Board publicly rejects such Competing Proposal, to the extent permissible under applicable Law. Unless the Company Board shall have effected a Change of Company Recommendation in accordance with Section 5.03, the Company Board shall make the Company Recommendation and the Company shall use its reasonable best efforts to obtain the Company Shareholder Approval, and the Company shall otherwise comply with all applicable Laws applicable to the Company Shareholder Meeting. Without limiting the generality of the foregoing, so long as this Agreement has not been terminated and remains in effect, the Company agrees that (x) its obligations pursuant to this Section 5.04 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other person of any Competing Proposal, and (y) the Company shall establish a record date for, call, give notice of, convene and hold the Company Shareholder Meeting and the matters constituting the Company Shareholder Approval shall be submitted to the Company’s shareholders at the Company Shareholder Meeting whether or not (A) a Change of Company Recommendation shall have occurred or (B) any Competing Proposal or Superior Proposal shall have been publicly proposed or announced or otherwise submitted to the Company or any of its Representatives. The Company agrees that it shall not submit to the vote of the shareholders of the Company any Competing Proposal (whether or not a Superior Proposal) prior to the vote of the Company’s shareholders with respect to the Merger at the Company Shareholder Meeting. The notice of such Company Shareholder Meeting shall state that a resolution to approve and adopt this Agreement and a resolution to adjourn the Company Shareholder Meeting, if necessary, will be considered at the Company Shareholder Meeting, and, except as required by applicable Law, the Company shall use reasonable best efforts to prevent any proposal, action or transaction involving the Company or any Company Subsidiary, which proposal, action or transaction is incompatible with, or is designed to prevent, the Merger or the other transactions contemplated by this Agreement, from being considered or voted upon at the Company Shareholder Meeting without Parent’s prior written consent.

(b) Except to the extent expressly permitted by Section 5.03(d), (i) the Company Board (as it may be constituted on the date hereof) shall unanimously recommend that the Company’s shareholders vote in favor of the adoption and approval of this Agreement and approval of the Merger (the “Company Recommendation”) at the Company Shareholder Meeting, (ii) the Proxy Statement shall include the Company Recommendation and (iii) neither the Company Board nor any committee thereof shall fail to make, withdraw, amend or modify, or publicly propose to withhold, withdraw, amend or modify, in a manner adverse to Parent or Sub, the Company Recommendation.

(c) As promptly as practicable after the date hereof, the Company and Parent shall prepare jointly, and the Company shall file with the SEC, the preliminary Proxy Statement. The parties shall use their respective reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as reasonably practicable after such filing. The Company and Parent, as the case may be, shall furnish all information concerning the Company or Parent as the other party hereto may reasonably request in connection with the preparation and filing with the SEC of the Proxy Statement. Parent and its counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement before such document (or any amendment or supplement thereto) is filed with the SEC. The Company shall consider in good faith any comments proposed by Parent and its counsel. The Company shall (i) as promptly as practicable after receipt thereof, provide Parent and its counsel with copies of any written comments, and advise Parent and its counsel of any oral comments, with respect to the Proxy Statement (or any amendment or supplement thereto) received from the SEC or its staff, (ii) provide Parent and its counsel a reasonable opportunity to review the Company’s proposed response to such comments, (iii) consider in good faith any comments proposed by Parent and its counsel and (iv) provide Parent and its counsel a reasonable opportunity to participate in any discussions or meetings with the SEC. If, at any time prior to the Company Shareholder Meeting, any information relating to the Company, Parent or any of their respective affiliates, officers or directors should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company.

Section 5.05 Access to Information. From the date of this Agreement to the Effective Time, the Company shall, and shall cause each Company Subsidiary to: (a) provide to Parent and Sub, and their respective representatives, reasonable access during normal business hours in such a manner as not to unreasonably interfere with the operation of any business conducted by the Company or any Company Subsidiary, upon prior written notice to the Company, to the officers, employees, properties, offices and other facilities of the Company and the Company Subsidiaries and to the books and records thereof; and (b) furnish promptly such information concerning the business, properties, Contracts, assets and liabilities of the Company and Company Subsidiaries as Parent or its representatives may reasonably request; provided, however, that the Company shall not be required to (or to cause any Company Subsidiary to) afford such access or furnish such information to the extent that the Company believes in good faith that doing so would result in a competitor of the Company or any Company Subsidiary receiving information that is competitively sensitive; or, based on the advice of counsel, that doing so would: (i) result in the loss of attorney-client privilege (provided that the Company shall use its reasonable best efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege); (ii) violate any confidentiality obligations of the Company or any Company Subsidiary to any third person or otherwise breach, contravene or violate any then effective Contract to which the Company or any Company Subsidiary is party; or (iii) breach, contravene or violate any applicable Law (including the HSR Act or any other Antitrust Law). Parent shall, and shall cause each of its Subsidiaries and its and their respective representatives, to hold all information provided or furnished pursuant to this Section 5.05 confidential in accordance with the terms of the Confidentiality Agreement. During any visit to the business or property sites of the Company or any of the Company Subsidiaries, each of Parent and Sub shall, and shall cause their respective representatives accessing such properties to, comply with all applicable Laws and all of the Company’s and the Company Subsidiaries’ safety and security procedures. Notwithstanding anything to the contrary contained in this Section 5.05, from the date of this Agreement to the Effective Time, none of Parent, Sub or any of their respective affiliates shall conduct, without the prior written consent of the Company, any environmental investigation at any real property owned or leased by the Company, and in no event may any environmental investigation include any sampling or other intrusive investigation of air, surface water, groundwater, soil or anything else at or in connection with any of such real property.

Section 5.06 Appropriate Action; Consents; Filings.

(a) Subject to Section 5.03, each of Parent and the Company shall (and Parent shall cause each of its affiliates to) use its reasonable best efforts to consummate the Merger and the other transactions contemplated hereby and to cause the conditions set forth in Article VI to be satisfied. Without limiting the generality of the foregoing, Parent shall (and shall cause Sub, the Guarantor and each of its and their applicable affiliates to) and the Company shall (and shall cause each of the Company Subsidiaries to) use its reasonable best efforts to (i) promptly obtain all actions or nonactions, consents (including Required Consents), Permits, waivers, approvals, authorizations and orders from Governmental Entities or other persons necessary or advisable in connection with the consummation of the Merger and the other transactions contemplated hereby and (ii) as promptly as practicable, and in any event within thirty (30) days after the date hereof, make and not withdraw (without the Company’s consent) all registrations and filings with any Governmental Entity or other persons necessary or advisable in connection with the consummation of the Merger and the other transactions contemplated hereby, including the filings required of the parties hereto or their “ultimate parent entities” or “ultimate controlling persons” under the HSR Act or any other Antitrust Law and any Insurance Laws and Insurance Regulations, including Applications for Approval of Acquisition of Control Statements, or “Form A Statements,” with the Insurance Regulators of the States of California, Michigan, Missouri and Ohio and of Washington, D.C., and promptly make any further filings pursuant thereto that may be necessary or advisable.

(b) In furtherance of the obligations set forth in Section 5.06(a), Parent shall promptly take (and shall cause each of its affiliates to take) any and all actions necessary or advisable in order to (1) resolve any objection or assertion by any Governmental Entity challenging this Agreement or the Merger and the other transactions contemplated hereby to enable the parties to consummate the Merger and the other transactions contemplated hereby and (2) obtain all approvals and consents under any Antitrust Laws or Insurance Laws that may be required by any foreign or U.S. federal, state or local Governmental Entity, in each case with competent jurisdiction, so as to enable the parties to consummate the transactions contemplated by this Agreement as promptly as practicable; provided, however, that none of Parent or any of its affiliates shall be obligated to take, or refrain from taking, or to agree to taking or refraining from taking, any action that would, or would reasonably be expected to, result in a Burdensome Condition.

(c) Subject to applicable Law relating to the exchange of information and the direction, requests or guidance of any applicable Governmental Entity, the Company and Parent and their respective counsel shall (i) have the right to review in advance, and to the extent practicable each shall consult the other on, any filing made with, or written materials to be submitted to, any Governmental Entity in connection with the transactions contemplated by this Agreement, (ii) promptly inform each other of any communication (or other correspondence or memoranda) received from, or given to, the U.S. Department of Justice, the FTC, or any other Governmental Antitrust Authority or any Insurance Regulator and (iii) promptly furnish each other with copies of all correspondence, filings and written communications between them or their Subsidiaries or affiliates, on the one hand, and any Governmental Entity or its respective staff, on the other hand, with respect to the Merger and the other transactions contemplated by this Agreement. The Company and Parent shall, to the extent practicable, provide the other party and its counsel with advance notice of and the opportunity to participate in any discussion, telephone call or meeting with any Governmental Entity in respect of any filing, investigation or other inquiry in connection with the Merger and the other transactions contemplated by this Agreement and to participate in the preparation for such discussion, telephone call or meeting. Neither Parent nor the Company shall commit to or agree with any Governmental Entity to stay, toll or extend any applicable waiting period under the HSR Act, without the prior written consent of the other. The Company and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.06 as “Antitrust Counsel Only Material”. Notwithstanding anything to the contrary in this Section 5.06, materials provided to the other party or its counsel may be redacted to remove references concerning the valuation of the Company and the Company Subsidiaries.

(d) Each of Parent and Sub agrees that, between the date of this Agreement and the Closing Date, each of Parent and Sub shall not, and shall ensure that none of its Subsidiaries or other affiliates shall, take any action or propose, announce an intention or agree, in writing or otherwise, to take any action that would reasonably be expected to materially delay or prevent the consummation of the Merger and the other transactions contemplated hereby.

Section 5.07 Financing.

(a) Financing. Parent and Sub shall not agree to any amendments or modifications to, or grant any waivers of, any provision under the Equity Commitment Agreement without the prior written consent of the Company. Parent and Sub acknowledge and agree that their obligations hereunder, including their obligations to consummate the Merger, are not subject to, or conditioned on, receipt of the Equity Financing or any other financing.

(b) Financing Assistance. While it is understood and acknowledged that Parent has committed pursuant to Section 5.07(a) to provide an amount sufficient to satisfy the Financing Uses, Parent may, in its sole discretion but, subject to Section 5.07(a) and without in any way relieving Parent of its obligation to provide an amount sufficient to satisfy the funding uses in accordance with the Equity Commitment Agreement, obtain bank debt financing in order to provide a portion of the funds necessary to pay the Financing Uses (the “Debt Financing” and, together with the Equity Financing, the “Financing”); provided, however, that Parent shall not obtain any such Debt Financing if obtaining such Debt Financing would, or would reasonably be expected to, delay the consummation of the transactions contemplated hereby beyond the Outside Date. In connection with the Debt Financing, prior to the Closing, the Company shall use commercially reasonable efforts to provide to Parent and Sub, at Parent’s sole expense, customary cooperation reasonably requested by Parent and Sub that is necessary in connection with the arrangement and consummation of the Debt Financing, including using commercially reasonable efforts to (in each case, to the extent reasonably requested):

(i) participate in a reasonable number of meetings, due diligence sessions, drafting sessions and sessions between senior management and prospective lenders;

(ii) provide reasonable and customary assistance with the preparation of documents customarily required in connection with bank debt financings and, to the extent required under any debt commitment letter in connection with the Debt Financing, provide all documentation and other information relating to the Company or any of the Company Subsidiaries reasonably required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001;

(iii) assist Parent in obtaining surveys, legal opinions from local outside counsel (and not internal counsel or New York or Michigan counsel) and title insurance as reasonably requested by Parent or Sub for the Debt Financing; and

(iv) (1) permit the prospective lenders involved in the Debt Financing to evaluate the Company and the Company Subsidiaries’ current assets, and cash management and accounting systems, policies and procedures relating thereto, for the purpose of establishing collateral arrangements to the extent reasonable and customary, (2) establish customary bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing, (3) permit representatives of the prospective lenders to conduct customary commercial field examinations, customary inventory appraisals and a customary appraisal of the Owned Real Property, and (4) make audits and appraisals delivered for purposes of any credit facility available to Parent for purposes of the Equity Financing.

(c) Notwithstanding anything to the contrary contained in Section 5.07(b), (i) nothing herein shall require any cooperation or other action to the extent it would materially interfere with the business or operations of the Company or any of the Company Subsidiaries; (ii) neither the Company nor any of the Company Subsidiaries shall be required to commit to take any action that is not contingent upon the Closing (including the entry into any agreement or instrument) or that would be effective at or prior to the Effective Time; and (iii) the Company Board and the board of directors (or other governing body) of any of the Company Subsidiaries shall not be required to approve any financing or agreements related thereto (or any alternative financing) at or prior to the Effective Time.

(d) Notwithstanding anything to the contrary contained in Section 5.07(b), none of the Company or any of the Company Subsidiaries shall be required to pay any commitment or other similar fee or make any other payment (other than for minimal reasonable out-of-pocket costs that are reimbursed by Parent as provided below in this Section 5.07(d)) or incur any other liability or obligation or provide or agree to provide any indemnity in connection with the Financing or any action taken in accordance with Section 5.07(b) at or prior to the Effective Time. Parent shall indemnify and hold harmless the Company, the Company Subsidiaries and the Company Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Financing (including any action taken in accordance with Section 5.07(b)) and any information utilized in connection therewith (other than historical information provided by the Company or the Company Subsidiaries). Parent shall, promptly upon request by the Company, reimburse the Company for all documented and reasonable out-of-pocket costs incurred by the Company or any of the Company Subsidiaries in connection with this Section 5.07.

Section 5.08 Public Announcements. The initial press release issued by Parent and the Company concerning this Agreement and the transactions contemplated hereby shall be a joint press release, the contents of which have received prior approval from both such parties, and thereafter Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement and shall not issue any such press release or make any such public statement prior to such consultation, except in connection with a Competing Proposal, as may be required by applicable Law, the fiduciary duties of the Company Board or by obligations pursuant to any listing agreement with any securities exchange.

Section 5.09 Directors & Officers Indemnification and Insurance.

(a) Indemnification. From and after the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation and its Subsidiaries to, fulfill and honor in all respects the obligations of the Company and the Company Subsidiaries pursuant to: (i) each indemnification agreement in effect as of the date hereof between the Company or any of the Company Subsidiaries, on the one hand, and any person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, officer or employee of the Company or any of the Company Subsidiaries, and each fiduciary under benefit plans of the Company or any of the Company Subsidiaries, on the other hand (the “Indemnified Parties”); and (ii) any indemnification provision and any exculpation provision set forth in the charter or bylaws of the Company or the Company Subsidiaries as in effect on the date of this Agreement (or at the applicable time that such person served in such capacity, as the case may be), in each case, including, to the extent applicable and required under such existing indemnification agreements or operative charter or bylaw provisions (x) the payment by the Company of all reasonable fees and expenses of counsel selected by the Indemnified Parties promptly after statements therefor are received and (y) the advancement to any such Indemnified Party, upon request, of their documented expenses reasonably incurred (provided that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advance if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such person is not legally entitled to indemnification under applicable Law); provided that such obligations shall be subject to any limitation imposed from time to time under applicable Law.

(b) Insurance. The Company shall be permitted to, prior to the Effective Time, and if the Company fails to do so, Parent shall cause the Surviving Corporation to, obtain and fully pay the premium for an insurance and indemnification policy that provides coverage for a period of six (6) years from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate to the intended beneficiaries thereof than the Company’s existing directors’ and officers’ liability insurance policy; provided that in satisfying its obligation under this Section 5.09(b), neither Parent nor the Surviving Corporation shall be obligated to pay annual premiums in excess of 300% of the amount per annum the Company paid for the twelve (12) month period ending December 31, 2014 (the “Current Premium”), and if such premiums for such insurance would at any time exceed 300% of the Current Premium, then the Surviving Corporation shall cause to be maintained policies of insurance that, in the Surviving Corporation’s judgment, provide the maximum coverage available at an annual premium equal to 300% of the Current Premium. If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policy as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time (and for so long thereafter as any claims brought before the end of such six year period thereunder are being adjudicated) the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date hereof, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable D&O Insurance for such six-year period (and for so long thereafter as any claims brought before the end of such six year period thereunder are being adjudicated) with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date hereof, subject to the proviso in regard to the limit on premium amounts in the prior sentence.

(c) Successors. In the event the Surviving Corporation, Parent or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in either such case, proper provisions shall be made so that the successors, assigns or transferees of the Surviving Corporation or Parent shall assume the obligations set forth in this Section 5.09.

(d) Continuation. For not less than six (6) years from and after the Effective Time, the articles of incorporation and by-laws of the Surviving Corporation and the articles of incorporation and by-laws (or other similar documents) of each Company Subsidiary shall contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses for periods at or prior to the Effective Time than are currently set forth in the Company Charter, the Company By-laws or the equivalent organizational documents of any Company Subsidiary. The contractual indemnification rights, if any, in existence on the date of this Agreement with any of the directors, officers of the Company or any Company Subsidiary shall continue in full force and effect in accordance with their terms following the Effective Time.

(e) Benefit. The provisions of this Section 5.09 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs, executors or administrators and his or her representatives, shall be binding on all successors and assigns of Parent, the Company and the Surviving Corporation and shall not be amended in a manner that is adverse to any Indemnified Parties (including their successors, assigns and heirs) without the consent of the Indemnified Party (including the successors, assigns and heirs) affected thereby.

(f) Non-Exclusivity. The provisions of this Section 5.09 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise. Nothing in this Agreement, including this Section 5.09, is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company, any of the Company Subsidiaries or the Indemnified Parties, it being understood and agreed that the indemnification provided for in this Section 5.09 is not prior to, or in substitution for, any such claims under any such policies.

Section 5.10 Takeover Statutes. The parties shall use all reasonable efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to restrict or prohibit the Merger or the other transactions contemplated by this Agreement and (b) if any Takeover Statute is or becomes applicable to restrict or prohibit any of the foregoing, to take all action necessary in regard to the Merger and the other transactions contemplated by this Agreement so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize (to the greatest extent practicable) the effects of such Takeover Statute on such transactions.

Section 5.11 Employee Benefit Matters.

(a) From and after the Effective Time and for a period ending on the first anniversary of the Effective Time (the “Benefit Protection Period”), Parent shall cause the Surviving Corporation to provide (i) base salary, wages and commission opportunities to each individual who is an employee of the Company or a Company Subsidiary immediately prior to the Effective Time (each, a “Company Employee”) at a rate that is no less favorable than the rate of base salary, wages or commission opportunities provided to such Company Employee immediately prior to the Effective Time, (ii) an annual bonus and long-term incentive compensation opportunity (which may be provided in the form of equity-based awards, cash-based awards or a combination thereof), taken together, to each Company Employee that is not less favorable than the annual bonus and long-term compensation opportunity, taken together, provided to such Company Employee immediately prior to the Effective Time, (iii) severance benefits to each Company Employee that are no less favorable than the severance benefits provided under the severance plan, policy or agreement in effect for the benefit of such Company Employee immediately prior to the Effective Time and (iv) other compensation and benefits (including paid-time off) to each Company Employee that are substantially comparable, in the aggregate, to the other compensation and benefits provided to such Company Employee immediately prior to the Effective Time.

(b) Without limiting the generality of Section 5.11(a), from and after the Effective Time, Parent shall cause the Surviving Corporation, to, assume, honor and continue all of the Company’s and the Company Subsidiaries’ employment, severance, retention and termination plans, policies, programs, agreements and arrangements (including any change in control or severance agreement between the Company or any Company Subsidiary and any Company Employee), in each case, in accordance with their terms as in effect immediately prior to the Effective Time, including with respect to any payments, benefits or rights arising as a result of the Merger and the other transactions contemplated by this Agreement (either alone or in combination with any other event) and, for the duration of the Benefit Protection Period, or such longer period of time as required under the terms of the applicable plan, policy, program or arrangement, shall do so without any amendment or modification, other than any amendment or modification required to comply with applicable Law or as consented to by the parties thereto.

(c) For purposes of determining eligibility to participate, level of benefits and vesting under any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, but without regard to whether the applicable plan is subject to ERISA) and any other employee benefit plan, program, policy or arrangement maintained by Parent or any of its Subsidiaries, including the Surviving Corporation, including any vacation, paid time off and severance plans, each Company Employee’s service with or otherwise credited by the Company or any Company Subsidiary shall be treated as service with Parent or any of its Subsidiaries, including the Surviving Corporation to the same extent credited under comparable Company Benefit Plans; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits or would not have been recognized under the comparable Company Benefit Plan immediately prior to the Effective Time.

(d) Parent shall, or shall cause its Subsidiaries, including the Surviving Corporation, to waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively at work requirements and waiting periods under any welfare benefit plan maintained by Parent or any of its Subsidiaries, including the Surviving Corporation, in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan immediately prior to the Effective Time. From and after the Effective Time, Parent shall cause the Surviving Corporation, to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Company Employee (and dependents) will be eligible to participate from and after the Effective Time.

(e) Notwithstanding the foregoing, nothing contained herein shall (i) be treated as an amendment of any Company Benefit Plan or any other arrangement or create any rights or obligations except between the parties hereto, (ii) give any employee or former employee or any other individual associated therewith or any employee benefit plan or trustee thereof or any other third person any right to enforce the provisions of this Section 5.11 or entitle any person not a party to this Agreement to assert any claim hereunder, or (iii) obligate Parent, the Surviving Corporation or any of their affiliates to (A) maintain any particular benefit plan, except in accordance with the terms of such plan or (B) retain the employment of any particular employee.

Section 5.12 Expenses. Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense. After the Effective Time, Parent shall cause the Surviving Corporation to, pay all charges and expenses payable by the Company. Except as otherwise provided in this Agreement, all Transfer Taxes incurred in connection with the Merger shall be paid when due by the Surviving Corporation.

Section 5.13 Rule 16b-3 Matters. Notwithstanding anything to the contrary contained herein, the Company shall be permitted to take such actions as may be reasonably necessary or advisable to ensure that the dispositions of equity securities of the Company (including derivative securities) by any officer or director of the Company who is subject to Section 16 of the Exchange Act pursuant to the Merger and the other transactions contemplated by this Agreement are exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.14 Defense of Litigation. The Company shall promptly notify Parent of any Proceeding brought by shareholders of the Company against the Company or its directors or officers arising out of or relating to the Merger and the other transactions contemplated by this Agreement, and to the extent practicable, shall consult with Parent (including by giving Parent the right to review in advance, and comment with respect to (which such comments the Company shall duly consider in good faith), any pleading or filing made with, or other written materials to be submitted to, any Governmental Entity in connection with any such Proceeding), keep Parent reasonably informed with respect to any material developments regarding the defense of any such Proceeding (including by providing Parent with copies of all pleadings, filings and other written correspondence or memoranda given to, or received from, any Governmental Entity in connection with any such Proceeding) and shall give due consideration in good faith to Parent’s advice with respect to any such Proceeding; provided, however, that the Company shall be entitled to control any such Proceeding and shall be entitled to settle any such Proceeding in its sole and absolute discretion to the extent such settlement does not involve payments reasonably expected to exceed any insurance proceeds or self-insured retention amounts that the Company reasonably expects to receive with respect to such Proceeding.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.01 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction (or to the extent permitted by Law, mutual waiver by both the Company and Parent) at or prior to the Effective Time of each of the following conditions:

(a) Company Shareholder Approval. The Company shall have obtained the Company Shareholder Approval.

(b) Insurance Regulatory Approvals. The parties shall have obtained the approval without the imposition of any Burdensome Condition of Parent’s acquisition of control (filed on Form A) of each applicable Insurance Subsidiary from the Insurance Regulators of the States of California, Michigan, Missouri and Ohio and of Washington, D.C.

(c) Antitrust Approval. The waiting period (and any extensions thereof) applicable to the Merger under the HSR Act shall have expired or been terminated or any applicable waiting period thereunder shall have been terminated or shall have expired without the imposition of any Burdensome Condition.

(d) No Injunction. No Governmental Entity of competent jurisdiction shall have issued or entered any order, injunction or decree that is in effect and renders the Merger illegal, or prohibits, enjoins or otherwise prevents the Merger; provided, however, that the condition in this Section 6.01(d) shall not be available to any party whose failure to fulfill its obligations pursuant to Section 5.04 or Section 5.06 results in the failure of the condition to be satisfied.

Section 6.02 Additional Conditions to Obligations of Parent and Sub. The obligations of Parent and Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of each of the following additional conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company contained in this Agreement (other than the representations and warranties of the Company set forth in the first sentence of Section 3.01(a) (as to good standing, solely with respect to the Company), Section 3.02(a), Section 3.02(b), Section 3.02(d), Section 3.02(e) and the first sentence of Section 3.02(f) (Capitalization), Section 3.03 (Authority), Section 3.09(b) (Absence of Certain Changes), Section 3.22 (Takeover Statutes; No Rights Plan) and Section 3.23 (Vote Required)), without regard to materiality or Company Material Adverse Effect qualifiers contained within such representations and warranties, shall be true and correct except for any failure of such representations and warranties to be true and correct that would not, individually or in the aggregate, result in or reasonably be expected to have a Company Material Adverse Effect; (ii) the representations and warranties contained in the first sentence of Section 3.01(a) (as to good standing, solely with respect to the Company), Section 3.02(a), Section 3.02(b), Section 3.02(d), Section 3.02(e) and the first sentence of Section 3.02(f) (Capitalization), Section 3.03 (Authority), Section 3.22 (Takeover Statutes; No Rights Plan) and Section 3.23 (Vote Required) shall be true and correct in all material respects and (iii) the representation and warranty in Section 3.09(b) (Absence of Certain Changes) shall be true and correct in all respects; in the case of each of clauses “(i),” “(ii)” and “(iii)”, as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except to the extent expressly made as of a specific date, in which case as of such specific date).

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all its obligations under this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) No Proceeding. There shall not be instituted and pending any Proceeding initiated by any of the Insurance Regulators of the States of California, Michigan, Missouri and Ohio or the U.S. federal government (i) challenging or seeking to make illegal or prohibit the consummation of the Merger or (ii) imposing or seeking to impose a Burdensome Condition; provided, however, that the condition in this Section 6.02(c) shall not be available to Parent or Sub if its failure to fulfill its obligations pursuant to Section 5.06 results in the failure of the condition to be satisfied.

(d) No Company Ratings Event. No Company Ratings Event shall have occurred and be continuing.

(e) Officer’s Certificate. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company as to the satisfaction of the conditions in Section 6.02(a), Section 6.02(b) and Section 6.02(c).

Section 6.03 Additional Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of each of the following additional conditions:

(a) Representations and Warranties. Each of the representations and warranties of Parent and Sub contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except to the extent expressly made as of a specific date, in which case as of such specific date).

(b) Agreements and Covenants. Each of Parent and Sub shall have performed or complied in all material respects with all its obligations under this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Officers’ Certificate. The Company shall have received a certificate signed on behalf of Parent and Sub by an executive officer of each of Parent and Sub as to the satisfaction of the conditions in Section 6.03(a) and Section 6.03(b).

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.01 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval:

(a) by mutual written consent of Parent and the Company;

(b) by either the Company or Parent, if the Effective Time shall not have occurred on or before the date that is 210 days after the date hereof (as such date may be extended pursuant to this Section 7.01(b), the “Outside Date”); provided, however, that if all of the conditions to Closing, other than the condition set forth in Section 6.01(b), shall have been satisfied or shall be capable of being satisfied at such time, the Outside Date may be extended by either the Company or Parent from time to time by written notice to the other party up to a date not beyond the date that is 300 days after the date hereof, the latest of any of which dates shall thereafter be deemed to be the Outside Date;

(c) by either the Company or Parent, if the Company Shareholder Approval shall not have been obtained upon a vote taken thereon at the Company Shareholder Meeting, including any adjournment or postponement thereof;

(d) by either the Company or Parent, if any Governmental Entity of competent jurisdiction shall have issued, enacted or entered any order, injunction or decree permanently enjoining, restraining or prohibiting the Merger, and such Law shall have become final and non-appealable, if applicable; provided, that the right to terminate this Agreement under this Section 7.01(d) shall not be available to any party that has failed to use its reasonable best efforts to contest, resolve or lift, as applicable, such Law; provided, further, that the right to terminate this Agreement under this
Section 7.01(d) shall not be available to any party that has failed in any material respect to comply with Section 5.06;

(e) by Parent, at any time prior to the Company’s receipt of the Company Shareholder Approval, if (i) a Change of Company Recommendation shall have occurred or (ii) the Company Board shall have failed to include the Company Recommendation in the Proxy Statement;

(f) by the Company, at any time prior to the receipt of the Company Shareholder Approval, if the Company Board shall have effected a Change of Company Recommendation pursuant to Section 5.03(d) in order to cause the Company to enter into a definitive agreement with respect to a Superior Proposal; provided that the Company shall have paid any amounts due pursuant to Section 7.02(b)(i) in accordance with the terms, and at the times, specified therein; and provided, further, that in the event of such termination, the Company substantially concurrently enters into such binding definitive agreement.

(g) by Parent, if: (i) the Company has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 6.02(a) or Section 6.02(b) would not be satisfied; (ii) Parent shall have delivered to the Company written notice of such breach or failure to perform; and (iii) either such breach or failure to perform is not capable of cure or at least 30 days shall have elapsed since the date of delivery of such written notice to the Company and such breach or failure to perform shall not have been cured; provided, however, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 7.01(g) if Parent or Sub has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 6.03(a) or Section 6.03(b) would not be satisfied;

(h) by the Company, if (i) Parent or Sub has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 6.03(a) or Section 6.03(b) would not be satisfied; (ii) the Company shall have delivered to Parent written notice of such breach or failure to perform; and (iii) either such breach or failure to perform is not capable of cure or at least 30 days shall have elapsed since the date of delivery of such written notice to Parent and such breach or failure to perform shall not have been cured; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.01(h) if the Company has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 6.02(a) or Section 6.02(b) would not be satisfied; or

(i) by the Company, if (i) all of the conditions in Section 6.01 and Section 6.02 (other than those conditions that by their nature are to be satisfied at the Closing or that have failed to be satisfied as a result of Parent’s or Sub’s material breach or failure to perform any of their respective representations, warranties, covenants or agreements contained in this Agreement) have been satisfied or waived, (ii) the Company has notified Parent in writing that the Company is ready, willing and able to consummate the Closing, and (iii) Parent and Sub have failed to consummate the Closing on the date by which the Closing is required to have occurred pursuant to Section 1.02.

Section 7.02 Effect of Termination.

(a) In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.01, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Sub or the Company or their respective Subsidiaries, officers or directors, in either case, except (i) with respect to the last sentence of Section 5.07(d), Section 5.12, this Section 7.02 and Article VIII and (ii) with respect to any liabilities or damages incurred or suffered by a party as a result of another party’s fraud or the willful breach by another party of any of its representations, warranties, covenants or agreements set forth in this Agreement. It shall be deemed a willful breach of this Agreement if a party does not consummate the Closing at the time the Closing is required to be consummated in accordance with Section 1.02.

(b) In the event that this Agreement is terminated:

(i) by (A) Parent pursuant to Section 7.01(e) or (B) the Company pursuant to Section 7.01(f), then the Company shall pay to Parent or its designee (by wire transfer of immediately available funds), within two (2) Business Days following the date of such termination by Parent pursuant to clause “(A)”, or prior to or concurrently with (and as a condition to) such termination by the Company pursuant to clause “(B)”, the Company Termination Fee; or

(ii) (A) by either Parent or the Company pursuant to Section 7.01(b) or Section 7.01(c) before obtaining the Company Shareholder Approval, (B) after the date hereof and prior to the Company Shareholder Meeting a Competing Proposal shall have been publicly disclosed and not publicly withdrawn, and (C) within nine (9) months after the termination of this Agreement, the Company shall have consummated any Competing Proposal, or entered into a definitive agreement with respect to any Competing Proposal (and such Competing Proposal is subsequently consummated), then the Company shall pay to Parent or its designee (by wire transfer of immediately available funds), within two (2) Business Days after the consummation of such Competing Proposal, the Company Termination Fee; provided that for purposes of this Section 7.02(b)(ii), the term “Competing Proposal” shall have the meaning assigned to such term, except that all percentages therein shall be changed to “50%”.

(c) Each of the Company, Parent and Sub acknowledges that (i) the agreements contained in this Section 7.02 are an integral part of the transactions contemplated by this Agreement and (ii) without these agreements, Parent, Sub and the Company would not enter into this Agreement. In no event shall the Company be required to pay to Parent more than one Company Termination Fee pursuant to Section 7.02(b). In the event that Parent receives full payment of the Company Termination Fee pursuant to Section 7.02(b) under circumstances where a Company Termination Fee was payable, the receipt of the Company Termination Fee shall be the sole and exclusive monetary remedy for any and all losses or damages suffered or incurred by Parent, Sub, any of their respective affiliates or any other person in connection with this Agreement (and the termination hereof), the Merger and the other transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, other than any losses or damages incurred or suffered by Parent or Sub as a result of the Company’s willful breach or fraud.

Section 7.03 Waiver. At any time prior to the Effective Time, Parent and Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach or inaccuracy of the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other with any of the covenants or conditions contained herein; provided, however, that after receipt of the Company Shareholder Approval, there may not be any extension or waiver of this Agreement that decreases the Merger Consideration or that adversely affects the rights of the Company’s shareholders hereunder without the approval of the Company’s shareholders at a duly convened meeting of the Company’s shareholders called to obtain approval of such extension or waiver. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.01 Non-Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. Except for any covenant or agreement that by its terms contemplates performance after the Effective Time, none of the covenants and agreements of the parties contained this Agreement shall survive the Effective Time.

Section 8.02 Notices. All notices or other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered or sent if delivered in person or sent by facsimile transmission (provided that telephonic confirmation of facsimile transmission is obtained), (b) on the fifth (5th) Business Day after dispatch by registered or certified mail or (c) on the next Business Day if transmitted by national overnight courier, in each case as follows (or at such other address for a party as shall be specified by like notice):

If to Parent or Sub:

Fosun International Limited

No. 2 East Fuxing Road

Shanghai 200010

China

Fax: +86.21.63321523

Attention Fangqing Hu

Email hufq@fosun.com

with a copy to (for information purposes only):

DLA Piper LLP (US)

555 Mission Street

Suite 2400

San Francisco, CA 94105

Telephone: (415) 836-2500

Fax: (415) 836-2501

Attention:                Paul P. Chen

                                 Brad Rock

If to the Company:

Meadowbrook Insurance Group, Inc.

26255 American Drive

Southfield, Michigan 48034

Telephone: (248) 358-1100

Fax: (248) 692-0378

Attention:                General Counsel

with copies to (for information purposes only):

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

Telephone: (312) 853-7000

Fax: (312) 853-7036

Attention:                Brian J. Fahrney

                                 Scott R. Williams

                                 Sean M. Carney

Section 8.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Merger and the other transactions contemplated hereby are fulfilled to the extent possible.

Section 8.04 Entire Agreement. This Agreement (together with the Annexes, Exhibits, Company Disclosure Letter, Parent Disclosure Letter and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

Section 8.05 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or transferred, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties. Any assignment or transfer in violation of the preceding sentence shall be void.

Section 8.06 Parties in Interest. Except for (a) Article II, which shall be for the benefit of any person entitled to payment thereunder, (b) Section 5.09, which shall be for the benefit of each Indemnified Party, his or her heirs, executors or administrators and his or her representatives, and (c) the right of the Company’s shareholders to pursue claims for damages (including damages based on the loss of the economic benefits of the Merger, including the loss of the premium offered to such shareholders) and other relief, including equitable relief, for a breach by Parent or Sub of its obligations under this Agreement, each of whom shall be an express third-party beneficiary of this Agreement, Parent, Sub and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein; provided, that (i) the persons named in clauses “(a)” and “(b)” of this sentence shall be entitled to enforce their rights under this Agreement and (ii) the rights granted pursuant to clause “(c)” of this sentence shall be enforceable on behalf of the Company’s shareholders only by the Company, in its sole and absolute discretion, and any amounts received by the Company in connection therewith may be retained by the Company. The parties hereto further agree that the rights of third-party beneficiaries under clauses “(a)” and “(b)” of the preceding sentence shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties may be subject to waiver by the parties hereto in accordance with Section 7.03 without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.07 Mutual Drafting; Interpretation; Headings. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: (a) the singular number shall include the plural, and vice versa; (b) the masculine gender shall include the feminine and neuter genders; (c) the feminine gender shall include the masculine and neuter genders; and (d) the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and words of similar meaning, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Sections,” “Annexes” and “Exhibits,” are intended to refer to Sections of this Agreement and the Annexes and Exhibits to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. The term “or” shall not be deemed to be exclusive. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. References herein to “as of the date hereof,” “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement.” The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.08 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to the principles of conflicts of Law thereof, except to the extent the laws of Michigan are mandatorily applicable to the Merger.

(b) Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any other party or its successors or assigns shall be brought and determined in any Delaware state or federal court, and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. Each of the parties agrees not to commence any Proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process, and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the Proceeding in any such court is brought in an inconvenient forum, (B) the venue of such Proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Parent further agrees that service of any process, summons, notice or document on Parent’s agent for service in the United States as designated by Parent shall be deemed to be effective service of process in the courts described in the first sentence of this Section 8.08 for any legal Proceeding brought by the Company against Parent in such courts arising out of or relating to this Agreement or the Merger or the other transactions contemplated hereby.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY

ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER, (III) IT MAKES THE FOREGOING WAIVER VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.08(C).

Section 8.09 Counterparts. This Agreement may be executed in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 8.10 Specific Performance.

(a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity. If on the Outside Date, there is a pending Proceeding that has been brought by a party hereto seeking the remedies provided for in this Section 8.10, then, without further action, the Outside Date shall be automatically extended until the date that is five (5) Business Days after the dismissal, settlement or entry of a final order with respect to such Proceeding.

(b) Each of the parties agrees that, (i) the seeking of remedies pursuant to this Section 8.10 shall not in any way constitute a waiver by any party seeking such remedies of its right to seek any other form of relief that may be available to it under this Agreement, including under Section 7.02, in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 8.10 are not available or otherwise are not granted, (ii) nothing set forth in this Agreement shall require a party to institute any proceeding for (or limit a party’s right to institute any proceeding for) specific performance under this Section 8.10 prior, or as a condition, to exercising any termination right under Article VII (and pursuing damages after such termination), nor shall the commencement of any legal proceeding seeking remedies pursuant to this Section 8.10 or anything set forth in this Section 8.10 restrict or limit a party’s right to terminate this Agreement in accordance with the terms of Article VII or pursue any other remedies under this Agreement that may be available then or thereafter and (iii) no party shall require the other to post any bond or other security as a condition to institute any proceeding for specific performance under this Section 8.10.

*    *    *    *    *    *     *    *

IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

MEADOWBROOK INSURANCE GROUP, INC.

By:	/s/ Robert S. Cubbin
Name:	Robert S. Cubbin
Title:	President and Chief Executive Officer

Merger Agreement

MIRACLE NOVA II (US), LLC

By:	/s/ Qiuping Duan
Name:	Qiuping Duan
Title:	Co-President

MIRACLE NOVA III (US), INC.

By:	/s/ Qiuping Duan
Name:	Qiuping Duan
Title:	President

Merger Agreement

Annex I

“affiliate” means, with respect to any person, any other person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, the first-mentioned person.

“Aggregate Merger Consideration” means the product of the Merger Consideration and the number of Shares (including any Shares of Restricted Stock) issued and outstanding immediately prior to the Effective Time (other than Shares to be cancelled in accordance with Section 2.01(a)(ii) and other than Dissenting Shares).

“Business Day” means any day, other than a Saturday or Sunday or a day on which banks are required or authorized by Law to close in New York, New York.

“Burdensome Condition” means any restriction, condition, limitation or requirement imposed by a Governmental Entity (i) that would require Parent or its affiliates (other than the Surviving Corporation and the Company Subsidiaries which are addressed in clause “(ii)” of this definition) to sell, license or dispose of the assets (other than a de minimis amount of assets) or businesses of Parent or any its affiliates, (ii) that would require the Company (or the Surviving Corporation), any of the Company Subsidiaries or their respective affiliates to sell, license or dispose of a material amount of the assets of the Company (or the Surviving Corporation), the Company Subsidiaries or their respective affiliates (taken as a whole), (iii) that would (A) materially impair the ability of Parent or any of its affiliates (other than the Surviving Corporation and the Company Subsidiaries which are addressed in clause “(B)” of this clause (iii)) (taken as a whole) to continue to conduct their respective businesses following the Closing substantially in the manner conducted in the twelve-month period prior to the date hereof or (B) impair the ability of the Surviving Corporation and the Company Subsidiaries (taken as a whole) to conduct the business of the Surviving Corporation and the Company Subsidiaries substantially in the manner conducted in the twelve-month period prior to the date hereof and which impairment results in, our would reasonably be expected to result in, a Company Material Adverse Effect, (iv) that would require Parent or any of its affiliates (other than the Company, the Surviving Corporation or the Company Subsidiaries) to provide or make available a material amount of Capital Support to the Company (or the Surviving Corporation), the Company Subsidiaries or their respective affiliates (taken as a whole) that would have a material and adverse effect on the reasonably expected economic value of the Surviving Corporation and the Company Subsidiaries (taken as a whole) and the Merger or (v) that would reasonably be expected to have, individually or in the aggregate together with all Burdensome Conditions, a Parent Material Adverse Effect.

“Capital Support” means any capital contribution or entering into or providing any indemnity agreement, support agreement, statement of support, bond, guarantee, letter of credit, keep well, or capital maintenance agreement or arrangement to maintain a minimum risk-based capital level or rating with respect to, or in connection with, the Company, the Company Subsidiaries or their respective affiliates.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder.

“Company Board” means the Board of Directors of the Company.

“Company Material Adverse Effect” means any change, event or development (each, an “Effect”) that, is, or would reasonably be expected to have, individually or in the aggregate together with all other Effects, a material adverse effect on the business, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that none of the following, and no Effect arising out of or resulting from the following shall constitute or be taken into account in determining whether there has been, a “Company Material Adverse Effect”: (a) the entry into or the announcement or pendency of this Agreement or the transactions contemplated hereby or the performance of this Agreement or the consummation of the transactions contemplated hereby, in each case, including (i) by reason of the identity of, or any facts or circumstances relating to, Parent, Sub or any of their respective affiliates, (ii) by reason of any communication by Parent or any of its affiliates regarding the plans or intentions of Parent with respect to the conduct of the business of the Company and the Company Subsidiaries following the Effective Time and (iii) the impact of any of the matters set forth in this clause “(a)” on any relationships with customers, suppliers, vendors, business partners, employees or regulators; (b) any Effect affecting the economy or the financial or securities markets in the United States or elsewhere in the world or any Effect affecting any business or industries in which the Company and the Company Subsidiaries operate; (c) the suspension of trading in securities generally on NYSE; (d) any change in any applicable Law or GAAP or SAP or the interpretation of any of the foregoing; (e) any action taken by the Company or any of the Company Subsidiaries that is expressly required by this Agreement (other than the obligation of the Company to conduct its operations in the ordinary course of business, substantially consistent with past practice pursuant to Section 5.01) or with Parent’s written consent; (f) the commencement, occurrence, continuation or escalation of any war, armed hostilities or acts of terrorism; (g) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional calamity; or (h) any changes in the market price or trading volume of the equity securities of the Company, any downgrade in the financial strength rating assigned to the Company and the Insurance Subsidiaries by A.M. Best Company, Inc. below “B++” (negative outlook) or any failure of the Company to meet any internal or public projections, budgets, guidance, forecasts or estimates of revenues, earnings or other financial results for any period ending on or after the date of this Agreement (it being understood that the exceptions in this clause “(h)” shall not prevent or otherwise affect the underlying cause of any such change or failure referred to therein (to the extent not otherwise falling within any of the exceptions provided by clauses “(a)” through “(g)”) from being taken into account in determining whether a Company Material Adverse Effect has occurred); provided, that with respect to clauses “(b)”, “(c)”, “d”, “(f)”, and “(g)” such Effects shall be taken into account to the extent they materially and disproportionately adversely affect the Company and the Company Subsidiaries, taken as a whole, compared to other companies operating primarily in the same industries in which the Company and the Company Subsidiaries operate.

“Company Ratings Event” means a downgrade in the financial strength rating assigned to the Company and the Insurance Subsidiaries (for identification purposes only, in May of 2014 A.M. Best Company, Inc. assigned the group AMB# 018132 and the Company AMB# 058408 as the ultimate parent) by A.M. Best Company, Inc. below “B++” (negative outlook) primarily and directly attributable to (x) the actions or inactions of the Company, the Insurance Subsidiaries or any Company Representative that does not relate to an Excluded Matter or (y) an adverse change after the date hereof in the condition (financial or otherwise) of the Company and/or the Company Subsidiaries and their respective businesses not resulting from or arising out of an Excluded Effect; provided, however, no downgrade arising out of or resulting primarily from the following (or any combination thereof), shall constitute or be taken into account in determining whether there has been, a “Company Ratings Event”: (a) the entry into or the announcement or pendency of this Agreement or the transactions contemplated hereby or the performance of this Agreement or the consummation of the transactions contemplated hereby, in each case, including (i) by reason of the identity of, or any facts or circumstances relating to, Parent, Sub or any of their respective affiliates, (ii) by reason of any communication by Parent or any of its affiliates regarding the plans or intentions of Parent with respect to the conduct of the business of the Company and the Company Subsidiaries following the Effective Time and (iii) the impact of any of the matters set forth in this clause “(a)” on any relationships with customers, suppliers, vendors, business partners, employees or regulators; (b) any Effect affecting the economy or the financial or securities markets in the United States or elsewhere in the world or any Effect affecting any business or industries in which the Company and the Company Subsidiaries operate; (c) the suspension of trading in securities generally on NYSE; (d) any change in any applicable Law or GAAP or SAP or the interpretation of any of the foregoing; (e) any action taken by the Company or any of the Company Subsidiaries that is expressly required by this Agreement (other than the obligation of the Company to conduct its operations in the ordinary course of business, substantially consistent with past practice pursuant to Section 5.01) or with Parent’s express written consent; (f) the commencement, occurrence, continuation or escalation of any war, armed hostilities or acts of terrorism; (g) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional calamity to the extent such event does not materially and disproportionately adversely affect the Company and the Company Subsidiaries, taken as a whole, compared to other companies operating primarily in the same industries in which the Company and the Company Subsidiaries operate; or (h) any item disclosed in the Company Disclosure Letter or any item disclosed in the Company SEC Documents publicly filed at least two days prior to the date of this Agreement and after January 1, 2012, other than disclosures in the “Risk Factors” or “Forward-Looking Statements” sections of such filings or similar forward-looking statements contained therein that are cautionary in nature (without giving effect to any amendment to any such documents filed on or after the date that is two days prior to the date hereof) (each of matters described in clauses (a) through (h), an “Excluded Effect”).

“Company Stock Plan” means collectively the Company’s 2013 Long Term Incentive Plan, 2012 Long Term Incentive Plan, 2011 Long Term Incentive Plan, 2002 Amended and Restated Stock Option Plan and 2009 Equity Compensation Plan.

“Company Representatives” means the Company’s directors and officers.

“Company Subsidiaries” means the Subsidiaries of the Company.

“Company Termination Fee” means an amount in cash equal to $15,165,000.

“Competing Proposal” means, other than the transactions contemplated by this Agreement, any proposal, offer, inquiry or indication of interest (other than a proposal or offer by Parent or any of its affiliates) from any person relating to any transaction or series of related transactions involving (i) any acquisition or purchase by any person from the Company, directly or indirectly, of 15% or more of the voting equity securities of the Company, or any tender offer (including a self-tender) or exchange offer that, if consummated, would result in any person beneficially owning 15% or more of the outstanding voting equity securities of the Company, (ii) any merger, amalgamation, consolidation, share exchange, business combination, joint venture or other similar transaction involving the Company or any of the Company Subsidiaries, the business of which constitutes 15% or more of the consolidated net revenues, net income or assets of the Company and the Company Subsidiaries (taken as a whole) as of the most recent quarterly period covered in the Company SEC Documents, or (iii) any sale, lease, exchange, transfer, license (other than licenses in the ordinary course of business), acquisition or disposition of 15% or more of the consolidated assets of the Company and the Company Subsidiaries (taken as a whole) as of the most recent quarterly period covered in the Company SEC Documents.

“Confidentiality Agreement” means the letter regarding confidentiality between the Company and Fosun Financial Holdings Limited dated November 10, 2014.

“Contract” means any agreement, contract, lease (whether for real or personal property), power of attorney, note, bond, mortgage, indenture, deed of trust, loan, evidence of Indebtedness, purchase order, letter of credit, settlement agreement, franchise agreement, covenant not to compete, employment agreement, license, purchase and sales order or other legal commitment to which a person is a party or to which the properties or assets of such person are subject.

“Copyrights” means United States and non-United States copyrights and mask works (as defined in 17 U.S.C. §901), including copyrights in Software, and registrations and pending applications to register the same.

“Environmental Laws” means all Laws that (a) regulate or relate to the protection or clean up of the environment, or the protection of human health or safety, including Laws in respect of Hazardous Substances, or the use, treatment, storage, transportation, handling, exposure to, disposal or release of Hazardous Substances or (b) impose liability (including for enforcement, investigatory costs, cleanup, removal or response costs, natural resource damages, contribution, injunctive relief, personal injury or property damage) or standards of care with respect to any of the foregoing.

“Environmental Permits” means any permit, registration, identification number, license or other authorization required under any applicable Environmental Law.

“ERISA Affiliate” means any entity that, together with another entity, would be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FTC” means the Federal Trade Commission.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Entity” means any national, federal, state, county, municipal or local government, or other governmental or regulatory agency, body or political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government or any quasi-governmental body.

“Hazardous Substances” means any toxic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation or for which liability or standards of care are imposed under any Environmental Law, including petroleum (including crude oil or any fraction thereof), asbestos, radioactive materials and polychlorinated biphenlys.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means all (a) indebtedness of the Company or any of the Company Subsidiaries for borrowed money (including the aggregate principal amount thereof and the aggregate amount of any accrued but unpaid interest thereon), (b) obligations of the Company or any of the Company Subsidiaries evidenced by bonds, notes, debentures, letters of credit or similar instruments, (c) obligations of the Company or any of the Company Subsidiaries under capitalized leases, (d) obligations in respect of interest rate and currency obligation swaps, hedges or similar arrangements, (e) amounts owing as deferred purchase price for the purchase of any property, and (f) obligations of the Company or any of the Company Subsidiaries to guarantee any of the foregoing types of payment obligations on behalf of any person other than the Company or any of the Company Subsidiaries.

“Insurance Laws” means all laws, rules and regulations applicable to the business of insurance or the regulation of insurance holding companies, whether domestic or foreign, and all applicable orders and directives of Governmental Entities and market conduct recommendations resulting from market conduct examinations of Insurance Regulators.

“Insurance Producers” means each of the Company’s Subsidiaries which, by virtue of its operations and activities, is required to be licensed as an insurance agent, intermediary, third party administrator, managing general agent or similar service provider to insurers, reinsurers or self-insured groups.

“Insurance Regulators” means all Governmental Entities regulating the business of insurance under the Insurance Laws.

“knowledge” means, (a) with respect to the Company, the actual knowledge, after reasonable inquiry, of the individuals listed in Section 1.1 of the Company Disclosure Letter, and (b) with respect to Parent, the knowledge, after reasonable inquiry, of the directors and officers of Parent, Sub or Guarantor.

“Law” means any federal, state, local or foreign law, statute, code, directive, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree, binding and enforceable guideline, binding and enforceable written policy, or rule of common law, in each case, of any Governmental Entity.

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, encumbrance, covenant, restriction, option, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law.

“made available” means (unless otherwise specified), with respect to a particular document, item or other piece of information, (i) inclusion (and to which Parent’s legal representatives have had unrestricted availability) in the virtual data room hosted by Intralinks in connection with the Merger for a continuous period of at least two (2) Business Days immediately prior to the date of this Agreement.

“NYSE” means the New York Stock Exchange.

“Order” means any order, verdict, decision, writ, judgment, injunction, decree, rule, ruling, directive, stipulation, determination or award made, issued or entered by or with any Governmental Entity, whether preliminary, interlocutory or final.

“Parent Material Adverse Effect” means any Effect that is, or would reasonably be expected to have, individually or in the aggregate together with all other Effects, (i) a materially adverse effect on the business, financial condition or results of operations of the business of the Guarantor and its insurance company subsidiaries (taken as a whole) or (ii) a Company Material Adverse Effect.

“Patents” means United States and non-United States patents, provisional patent applications, patent applications, continuations, continuations-in-part, divisions, reissues, patent disclosures, industrial designs, inventions (whether or not patentable or reduced to practice) and improvements thereto.

“Permitted Liens” means (a) statutory Liens for Taxes, assessments or other charges by Governmental Entities not yet due and payable or the amount or validity of which is being contested in good faith or for which appropriate reserves have been established in accordance with GAAP, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or that arise in the ordinary course of business, (c) Liens securing Indebtedness or liabilities that are reflected in the Company SEC Documents filed on or prior to the date hereof or that the Company or any Company Subsidiary is permitted to incur under Section 5.01, (d) easements whether or not shown by the public records, overlaps, encroachments and any matters not of record that would be disclosed by an accurate survey or a personal inspection of the property (other than such matters that, individually or in the aggregate, materially adversely impair the current use of the subject real property), (e) title to any portion of the premises lying within the right of way or boundary of any public road or private road, (f) rights of parties in possession, (g) Liens imposed or promulgated by Law with respect to real property and improvements, including zoning regulations, and (h) such other Liens that have arisen in the ordinary course of business and that do not (individually or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company and the Company Subsidiaries, taken as a whole.

“person” means an individual, corporation, partnership, limited partnership, limited liability partnership, limited liability company, joint venture, association, trust, unincorporated organization, Governmental Entity or other entity (including any person as defined in Section 13(d)(3) of the Exchange Act).

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, dumping or leaching of any Hazardous Substance into the environment (including the abandonment or disposal of any barrels, containers or other closed receptacles containing any Hazardous Substance).

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” means computer software programs, including databases, tool sets, compilers, higher level or “proprietary” languages and related documentation and materials, whether in source code or object code form.

“Subsidiary” of any person means another person, of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is owned or controlled directly or indirectly by such first person or by one or more of its Subsidiaries.

“Superior Proposal” means any Competing Proposal (with all percentages in the definition of Competing Proposal increased to fifty percent (50%)) which did not result from or arise out of a breach of Section 5.03(a), made by a third party and which Competing Proposal is on terms that the Company Board determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel, and after taking into account (i) all of the terms and conditions of such Competing Proposal (including any termination or break-up fees, expense reimbursement provisions (including any applicable Company Termination Fee) and conditions to, and timing and likelihood of consummation) and (ii) all financial, legal, regulatory, and other aspects of such Competing Proposal (including the financing terms and the ability of such third party to finance such Competing Proposal), is more favorable to the Company’s shareholders than the transactions contemplated by this Agreement (including any changes to the terms of this Agreement proposed by Parent in response to such Superior Proposal pursuant to and in accordance with Section 5.03 or otherwise).

“Tax” and “Taxes” means (i) any and all taxes of any kind, including federal, state, local or foreign net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, stamp, franchise, employment, payroll, withholding, social security (or similar, including FICA), alternative or add-on minimum or any other tax, custom, duty, governmental fee or other like assessment or charge, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Entity and (ii) any and all liability for the payment of any items described in clause “(i)” above as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary or aggregate group or being included (or being required to be included) in any Tax Return related to any such group.

“Tax Return” means any return, report, form or similar statement filed or required to be filed with respect to any Tax including any election, information return, claim for refund, amended return or declaration of estimated Tax, including any statements, schedules or attachments thereto.

“third party” means any person or “group” (as defined under Section 13(d) of the Exchange Act) of persons, other than Parent or any of its affiliates or Representatives.

“Trademarks” means United States, state and non-United States trademarks, service marks, trade names, designs, logos, slogans and general intangibles of like nature, and pending registrations and applications to register the foregoing.

“Trade Secrets” means trade secrets and confidential ideas, know-how, concepts, methods, processes, formulae, technology, algorithms, models, reports, data, customer lists, supplier lists, mailing lists, business plans and other proprietary information, all of which derive value, monetary or otherwise, from being maintained in confidence.

“Transfer Taxes” means all sales, use, value added, documentary, stamp duty, gross receipts, registration, transfer, transfer gain, conveyance, excise, recording, license and other similar taxes and fees, including any interest, penalties, additions to tax or additional amounts in respect of the foregoing.

“Treasury Regulation” means any regulation promulgated under the Code.

Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Actuarial Analyses	Section 3.20(h)
Adverse Recommendation Notice	Section 5.03(d)
Agent	Section 3.20(k)
Agreement	Preamble
Antitrust Laws	Section 3.04(b)
Bankruptcy and Equity Exception	Section 3.03(a)
Benefit Protection Period	Section 5.11(a)
Book-Entry Shares	Section 2.01(a)(i)
Certificate	Section 2.01(a)(i)
Certificate of Merger	Section 1.03
Change of Company Recommendation	Section 5.03(d)
Closing	Section 1.02
Closing Date	Section 1.02
Company	Preamble
Company Benefit Plan	Section 3.12(a)
Company By-laws	Section 3.01(b)
Company Charter	Section 3.01(b)
Company Common Stock	Recitals
Company Disclosure Letter	Article III
Company Employees	Section 5.11(a)
Company Financial Statements	Section 3.06(a)
Company Intellectual Property Rights	Section 3.17(a)
Company Material Contract	Section 3.18(c)
Company Permits	Section 3.05(a)
Company Preferred Stock	Section 3.02(a)
Company Recommendation	Section 5.04(b)
Company Reinsurance Agreements	Section 3.18(b)
Company SEC Documents	Section 3.06(a)
Company Shareholder Approval	Section 3.23
Company Shareholder Meeting	Section 5.04(a)
Current Premium	Section 5.09(b)
D&O Insurance	Section 5.09(b)
Debt Financing	Section 5.07(b)
Dissenting Shares	Section 2.04
Dissenting Shareholder	Section 2.04
Effect	Annex I
Effective Time	Section 1.03
Equity Commitment Agreement	Section 4.07(a)
Equity Financing	Section 4.07(a)
ERISA	Section 3.12(a)
Exchange Fund	Section 2.02(a)
Excluded Effect	Annex I

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Financing	Section 5.07(b)
Financing Uses	Section 4.07(b)
Guarantee	Recitals
Guarantor	Recitals
Indemnified Party	Section 5.09(a)
Insurance Policies	Section 3.19
Insurance Subsidiaries	Section 3.20(a)
Insurance Reserves	Section 3.20(h)
Intervening Event	Section 5.03(e)
Investment Assets	Section 3.20(i)
Investment Guidelines	Section 3.20(i)
IRS	Section 3.12(a)
Intellectual Property Rights	Section 3.17(a)
Leased Real Property	Section 3.15(b)
Lessee Leased Real Property	Section 3.15(b)
Lessor Leased Real Property	Section 3.15(b)
Merger	Recitals
MBCA	Recitals
Merger Consideration	Section 2.01(a)(i)
Negotiation Period	Section 5.03(d)
Outside Date	Section 7.01(b)
Owned Real Property	Section 3.15(a)
Parent	Preamble
Parent Disclosure Letter	Article IV
Paying Agent	Section 2.02(a)
Permit	Section 3.05(a)
Proceeding	Section 3.11
Proxy Statement	Section 3.07
Real Property Lease	Section 3.15(b)
Regulatory Agreement	Section 3.20(f)
Required Consents	Section 3.04(a)
Restricted Stock	Section 2.03(a)
SAP	Section 3.06(c)
Sarbanes-Oxley Act	Section 3.06(a)
Shares	Section 2.01(a)(i)
Significant Subsidiary	Section 3.01(c)
Specified Date	Section 3.02(a)
Specified Producer	Section 3.20(b)
Statutory Financial Statements	3.06(c)
Sub	Preamble
Surviving Corporation	Section 1.01
Takeover Statute	Section 3.22

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